SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2021

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒              Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number

1.1	Circular regarding continuing connected transactions and discloseable transaction, proposed amendments to articles of association and notice of extraordinary general meeting, dated November 9, 2021

1.2	Announcement in relation to notice of extraordinary general meeting, dated November 9, 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will”, “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

2

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our suppliers and other business partners;

•

the impact of the COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies, delay in network construction progress and fluctuation of labor supply and demand due to travel and other restrictions, and increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

the impact of Executive Order 13959 signed by the then President of the United States (as subsequently amended on January 13, 2021 and June 3, 2021, the “Executive Order”), and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with the Executive Order, including the completed delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: November 9, 2021	By:	/s/ Ke Ruiwen
		Name:	Ke Ruiwen
		Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

CONTINUING CONNECTED TRANSACTIONS AND DISCLOSEABLE

TRANSACTION, PROPOSED AMENDMENTS TO

ARTICLES OF ASSOCIATION

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders

TRINITY CORPORATE FINANCE LIMITED

A letter from the Board is set out on pages 11 to 37 of this circular. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 38 to 39 of this circular. A letter from Trinity Corporate Finance Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 40 to 80 of this circular.

A notice dated 9 November 2021 convening an Extraordinary General Meeting of the Company to be held at Excemon Beijing Nanyueyuan Hotel, No. 86 South 3rd Ring Road West, Fengtai District, Beijing, PRC on 30 November 2021 at 10:00 a.m. is set out on pages 140 to 141 of this circular. Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

9 November 2021

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meanings:

“Annual Caps”	the maximum aggregate annual values

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“A Shares”	the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00, which are subscribed for and paid up in Renminbi and are listed on the Shanghai Stock Exchange

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission, including its designated institution

“CCS”	China Communications Services Corporation Limited ( 中國通信服務股份有限公司), a subsidiary of China Telecommunications Corporation, the Company’s controlling shareholder and is a joint stock limited company incorporated in the PRC on 30 August 2006 and whose H shares are listed on the Stock Exchange. Its principal business includes the provision of telecommunications infrastructure services, business process outsourcing services and applications and content and other services

“CCS EGM”	the extraordinary general meeting of CCS to be convened, or any adjournment thereof

“CCS Financial Services Framework Agreement”	the financial services framework agreement entered into between China Telecom Finance and CCS on 22 October 2021 with its term from 1 January 2022 to 31 December 2024 in relation to the provision of several financial services to CCS Group

“CCS Group”	CCS and its subsidiaries

“China” or “PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region, and Taiwan)

DEFINITIONS

“China Telecom Finance”	China Telecom Group Finance Co., Ltd. (中國電信集團財務有限公司), a non-banking financial institution legally established with the approval of the CBIRC, is a limited liability company incorporated in the PRC on 8 January 2019 as approved by the relevant PRC government authorities, including but not limited to the CBIRC, for the purpose of providing capital and financial management services to the member units of the Parent Company

“China Telecom Financial Services Framework Agreement”	the financial services framework agreement entered into between the Company and China Telecom Finance on 22 October 2021 with its term from 1 January 2022 to 31 December 2024 in relation to the provision of several financial services to the Group

“China Telecommunications Corporation” or the “Parent Company”	China Telecommunications Corporation (中國電信集團有限公司), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company. Its principal business is investment holding of companies which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“China Telecommunications Corporation Financial Services Framework Agreement”	the financial services framework agreement entered into between China Telecom Finance and the Parent Company on 22 October 2021 with its term from 1 January 2022 to 31 December 2024 in relation to the provision of several financial services to the Parent Group excluding the Group, the CCS Group, the New Guomai Group and the Safety Technology Group

“commonly held entity”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Company”	China Telecom Corporation Limited (中國電信股份有限公 司 ), a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H Shares listed on the Stock Exchange and its A Shares listed on the Shanghai Stock Exchange and whose principal business is the provision of fundamental telecommunications businesses including comprehensive wireline telecommunications services, mobile telecommunications services, value-added services such as Internet access services, information services and other related services

DEFINITIONS

“connected person”	has the meaning ascribed to it in the Hong Kong Listing Rules

“connected subsidiary”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Continuing Connected Transactions”

(1)   Transactions contemplated under the following agreements: the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement, the New Interconnection Settlement Agreement, the New Community Services Framework Agreement, the New Centralised Services Agreement, the New Property and Land Use Right Leasing Framework Agreement, the New IT Services Framework Agreement, the New Supplies Procurement Services Framework Agreement, the New Internet Applications Channel Services Framework Agreement, the Lease Financing Framework Agreement, the Telecommunications Resources Leasing Agreement, the New Trademark License Agreement, the Intellectual Property License Framework Agreement, the New Payment and Digital Finance Related Services Framework Agreement, the China Telecommunications Corporation Financial Services Framework Agreement, the CCS Financial Services Framework Agreement, the New Guomai Financial Services Framework Agreement and the Safety Technology Financial Services Framework Agreement; and

(2) the deposit services contemplated under the China Telecom Financial Services Framework Agreement

“controlling shareholder”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Directors”	the directors of the Company

“EGM” or “Extraordinary General Meeting”	The second extraordinary general meeting of the Company in 2021 to be convened on 30 November 2021, the notice of which is set out in this circular, or any adjournment thereof

DEFINITIONS

“E-surfing Pay”	E-surfing Pay Co. Ltd (天翼電子商務有限公司), a limited company incorporated on 3 March 2011 in the PRC, which is primarily engaged in non-financial institutional electronic payment services

“Exempt Continuing Connected Transactions”

Transactions contemplated under the following agreements:

the New Interconnection Settlement Agreement, the New Community Services Framework Agreement, the New Centralised Services Agreement, the New Property and Land Use Right Leasing Framework Agreement, the New IT Services Framework Agreement, the New Supplies Procurement Services Framework Agreement, the New Internet Applications Channel Services Framework Agreement, the Lease Financing Framework Agreement, the Telecommunications Resources Leasing Agreement, the New Trademark License Agreement, the Intellectual Property License Framework Agreement, the New Payment and Digital Finance Related Services Framework Agreement, the China Telecommunications Corporation Financial Services Framework Agreement, the CCS Financial Services Framework Agreement, the New Guomai Financial Services Framework Agreement and the Safety Technology Financial Services Framework Agreement

“Existing Ancillary Telecommunications Services Framework Agreement”	the Ancillary Telecommunications Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 30 August 2006 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing Centralised Services Agreement”	the Centralised Services Agreement entered into between the Company and China Telecommunications Corporation on 10 September 2002 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing China Telecom Financial Services Framework Agreement”	the financial services framework agreement entered into between the Company and China Telecom Finance on 1 February 2019, with expiration on 31 December 2021, in relation to the provision of several financial services to the Group

DEFINITIONS

“Existing Community Services Framework Agreement”	the Community Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 30 August 2006 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing Engineering Framework Agreement”	the Engineering Framework Agreement entered into between the Company and China Telecommunications Corporation on 30 August 2006 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing Interconnection Settlement Agreement”	the Interconnection Settlement Agreement entered into between the Company and China Telecommunications Corporation on 10 September 2002 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing Internet Applications Channel Services Framework Agreement”	the Internet Applications Channel Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 16 December 2013 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing IT Services Framework Agreement”	the IT Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 30 August 2006 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing Payment and Digital Finance Related Services Framework Agreement”	the Payment and Digital Finance Related Services Framework Agreement entered into between the Company and E-surfing Pay on 29 April 2021 with its term expiring on 31 December 2021

“Existing Property Leasing Framework Agreement”	the Property Leasing Framework Agreement entered into between the Company and China Telecommunications Corporation on 30 August 2006 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Existing Supplies Procurement Services Framework Agreement”	the Supplies Procurement Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 30 August 2006 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

DEFINITIONS

“Existing Trademark License Agreement”	the Trademark License Agreement entered into between the Company and China Telecommunications Corporation on 10 September 2002 (as amended by its supplemental agreements from time to time) with its term expiring on 31 December 2021

“Financial Services Framework Agreements”	China Telecom Financial Services Framework Agreement, China Telecommunications Corporation Financial Services Framework Agreement, CCS Financial Services Framework Agreement, New Guomai Financial Services Framework Agreement and Safety Technology Financial Services Framework Agreement

“Group”	the Company and its subsidiaries

“H Shares”	the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason, formed to advise the Independent Shareholders in respect of, among others, the Non-exempt Continuing Connected Transactions

“Independent Financial Adviser” or “Trinity”	Trinity Corporate Finance Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of, among others, the Non- exempt Continuing Connected Transactions

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company

DEFINITIONS

“Intellectual Property License Framework Agreement”	the Intellectual Property License Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“Latest Practicable Date”	5 November 2021, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Lease Financing Framework Agreement”	the Lease Financing Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“major cooperative commercial banks”	major cooperative state—owned commercial banks and national joint stock commercial banks

“member units”	has the meaning ascribed to it in the definition of Article 3 of the Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), including the parent company and its subsidiary in which the parent company holds more than 51% of the shares, any company in which the parent company and its subsidiaries (either individually or jointly) hold more than 20% of the shares or hold less than 20% of the shares but are the largest shareholder of such company

“New Ancillary Telecommunications Services Framework Agreement”	the Ancillary Telecommunications Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Centralised Services Agreement”	the Centralised Services Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Community Services Framework Agreement”	the Community Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

DEFINITIONS

“New Engineering Framework Agreement”	the Engineering Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Guomai”	New Guomai Digital Culture Co.,Ltd (新國脈數字文化股份有限公司), a subsidiary of China Telecommunications Corporation, the Company’s controlling shareholder and is a joint stock limited company incorporated in the PRC on 1 April 1992 and whose A shares are listed on Shanghai Stock Exchange. Its principal business includes internet entertainment services, hotel operations, business travel services, etc.

“New Guomai EGM”	the extraordinary general meeting of New Guomai to be convened, or any adjournment thereof

“New Guomai Financial Services Framework Agreement”	the financial services framework agreement entered into between China Telecom Finance and New Guomai on 22 October 2021 with its term from 1 January 2022 to 31 December 2024 in relation to the provision of several financial services to New Guomai Group

“New Guomai Group”	New Guomai and its subsidiaries

“New Interconnection Settlement Agreement”	the Interconnection Settlement Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Internet Applications Channel Services Framework Agreement”	the Internet Applications Channel Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New IT Services Framework Agreement”	the IT Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Payment and Digital Finance Related Services Framework Agreement”	the Payment and Digital Finance Related Services Framework Agreement entered into between the Company and E-surfing Pay on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

DEFINITIONS

“New Property and Land Use Right Leasing Framework Agreement”	the Property and Land Use Right Leasing Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Supplies Procurement Services Framework Agreement”	the Supplies Procurement Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“New Trademark License Agreement”	the Trademark License Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

“Non-exempt Continuing Connected Transactions”	Transactions contemplated under the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement and the deposit services contemplated under the China Telecom Financial Services Framework Agreement

“Parent Group”	China Telecommunications Corporation (中國電信集團有限 公 司 ), its associates and its commonly held entity held with the Group, excluding the Group, the CCS Group, the New Guomai Group and Safety Technology Group

“RMB”	Renminbi, the lawful currency of the PRC

“Safety Technology”	Beijing Global Safety Technology Co., Ltd (北京辰安科技股份有限公司), a subsidiary of China Telecommunications Corporation, the Company’s controlling shareholder and is a joint stock limited company incorporated in the PRC on 21 November 2005 and whose A shares are listed on Shenzhen Stock Exchange. Its principal business includes research and development, manufacturing, sales and related services of public safety emergency platform software and emergency platform equipment

“Safety Technology EGM”	the extraordinary general meeting of Safety Technology to be convened, or any adjournment thereof

“Safety Technology Financial Services Framework Agreement”	the financial services framework agreement entered into between China Telecom Finance and Safety Technology on 22 October 2021 with its term from 1 January 2022 to 31 December 2024 in relation to the provision of several financial services to Safety Technology Group

DEFINITIONS

“Safety Technology Group”	Safety Technology and its subsidiaries

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time

“Shanghai Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Shanghai Stock Exchange”	Shanghai Stock Exchange

“Shareholders”	shareholders of the Company

“Shenzhen Stock Exchange”	Shenzhen Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisors”	the supervisors of the Company

“Telecommunications Resources Leasing Agreement”	the Telecommunications Resources Leasing Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 with its term from 1 January 2022 to 31 December 2024

FORWARD-LOOKING STATEMENTS

Certain statements contained in this circular may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

LETTER FROM THE BOARD

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Ke Ruiwen	31 Jinrong Street
Li Zhengmao	Xicheng District
Shao Guanglu	Beijing 100033, PRC
Liu Guiqing
Zhu Min	Place of business in Hong Kong:
28th Floor
Non-Executive Director:	Everbright Centre
Chen Shengguang	108 Gloucester Road
Wanchai, Hong Kong

Independent Non-Executive Directors:
Tse Hau Yin, Aloysius
Xu Erming
Wang Hsuehming
Yeung Chi Wai, Jason

9 November 2021

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS AND DISCLOSEABLE

TRANSACTION, PROPOSED AMENDMENTS TO

ARTICLES OF ASSOCIATION

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

We refer to the announcement of the Company dated 22 October 2021 in relation to (i) agreements entered into between the Company and China Telecommunications Corporation and between the Company and E-surfing Pay; (ii) Financial Services Framework Agreements; and proposed amendments to Articles of Association.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with information regarding the resolutions to be approved at the EGM, including, among other things, further particulars of:

(i)	details of the Continuing Connected Transactions and the proposed Annual Caps applicable thereto;

(ii)	the letter from the Independent Board Committee containing its recommendations to the Independent Shareholders;

(iii)	the letter from Independent Financial Advisor containing its advice to the Independent Board Committee and the Independent Shareholders; and

(iv)	proposed amendments to Articles of Association; and

(v)	the notice of the EGM.

2.	CONTINUING CONNECTED TRANSACTIONS

On 22 October 2021, the Board approved, among other things, the continuing connected transactions contemplated under the following agreements and the proposed Annual Caps applicable thereto: (i) the New Engineering Framework Agreement, (ii) the New Ancillary Telecommunications Services Framework Agreement, (iii) the New Interconnection Settlement Agreement, (iv) the New Community Services Framework Agreement, (v) the New Centralised Services Agreement, (vi) the New Property and Land Use Right Leasing Framework Agreement, (vii) the New IT Services Framework Agreement, (viii) the New Supplies Procurement Services Framework Agreement, (ix) the New Internet Applications Channel Services Framework Agreement, (x) the Lease Financing Framework Agreement, (xi) the Telecommunications Resources Leasing Agreement, (xii) the New Trademark License Agreement, (xiii) the Intellectual Property License Framework Agreement, (xiv) the New Payment and Digital Finance Related Services Framework Agreement, (xv) the China Telecom Financial Services Framework Agreement, (xvi) the China Telecommunications Corporation Financial Services Framework Agreement, (xvii) the CCS Financial Services Framework Agreement, the New Guomai Financial Services Framework Agreement, and (xix) the Safety Technology Financial Services Framework Agreement.

As certain applicable percentage ratios (excluding the profits ratio) of the proposed Annual Caps for the transactions contemplated under the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2022, 2023 and 2024 are expected to exceed 5% but are less than 25%, such transactions constitute non-exempt continuing connected transactions and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules As each of the applicable percentage ratios of the proposed Annual Caps for the deposit services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement for each of the years ending 31 December 2022, 2023 and 2024 is expected to exceed 5% but is less than 25%, such deposit services constitute discloseable transaction and non-exempt continuing connected transaction of the Company and are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapters 14 and 14A of the Hong Kong Listing Rules. Under the Shanghai

LETTER FROM THE BOARD

Listing Rules, the transactions contemplated under the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement and the Exempt Continuing Connected Transactions are subject to the announcement and independent shareholders’ approval requirements. Please refer to Appendix II of this circular for details of principal terms, historical amounts, existing Annual Caps and proposed Annual Caps of Exempt Continuing Connected Transactions.

2.1	AGREEMENTS IN RELATION TO NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

New Engineering Framework Agreement

The Existing Engineering Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Engineering Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Engineering Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the New Engineering Framework Agreement, China Telecommunications Corporation and/or its associates provide to the Group services such as engineering design, engineering construction and/or engineering supervision services. The charges payable for such engineering services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Engineering Framework Agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference. According to applicable laws, the charges payable for the design or supervision of engineering projects with a value of over RMB1,000,000 or engineering construction projects with a value of over RMB4,000,000 shall be the tender award price, which is determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the final confirmed price in the relevant tender process. The tender process will involve, among other things, (i) publication of public tendering invitation by the Company; (ii) participation of no less than three bidders in relation to the above public tendering; (iii) result assessments to be made by a bid evaluation expert based on a scoring mechanism applied to each bidder, including but not limited to the qualification requirements and business technical requirements; (iv) the entering into of contract between the Group and the selected bidder; and (v) the adherence to the Group’s internal guideline governing the Group’s public bidding policy and procedures. The Company will strictly follow the applicable laws and regulations and the bidding rules, and select the final bidder based on the assessment made by the bid evaluation experts. In the circumstances there are amended rules or regulations in respect of tender scope and scale of the engineering construction projects promulgated by PRC laws and regulations during the term of agreement, both parties agreed to apply such amended rules and regulations.

LETTER FROM THE BOARD

In terms of the same service provided under the New Engineering Framework Agreement, the Group shall have the priority to use the services provided by China Telecommunications Corporation and/or its associates, if the terms and conditions offered by an Independent Third Party to the Group are no better than those offered by China Telecommunications Corporation and/or its associates. China Telecommunications Corporation and/or its associates undertake to the Group that China Telecommunications Corporation and/or its associates will not provide services to the Group which are less favourable than the terms offered by China Telecommunications Corporation and/or its associates to a third party. China Telecommunications Corporation and/or its associates are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. However, if China Telecommunications Corporation and/or its associates fail to meet the Group’s demand under the agreement or terms offered by an Independent Third Party are more favourable than those offered by China Telecommunications Corporation and/or its associates, the Group is entitled to obtain such service from an Independent Third Party.

During the current term of the Existing Engineering Framework Agreement from 1 January 2019 to the date of this circular, the Company has engaged Independent Third Parties to provide services mentioned in the Existing Engineering Framework Agreement and thereby, has been able to obtain information on the rates charged by Independent Third Parties for similar and comparable transactions. For the sake of prudence and enhanced corporate governance, the Group would generally obtain information on the market rates by selecting services providers for most of the services mentioned in the Existing Engineering Framework Agreement through tender processes which were in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”. During the current term of the Existing Engineering Framework Agreement from 1 January 2019 to the date of this circular, the Company had rarely encountered situations where fewer than three tenderers were solicited, in light of the considerable number of market participants providing the relevant services. In the event that fewer than three tenderers are solicited, the Group would adopt corresponding measures strictly in accordance with the nation’s relevant laws and regulatory requirements and internal control procedures as appropriate in light of the circumstances, and to conduct a further tender process after analysing the reasons for the unsuccessful tender in accordance with laws and if fewer than three tenderers are solicited even after the further tender, after obtaining approval pursuant to the Company’s internal control management requirements, to adopt open evaluation of two qualified tenderers or to end the tender process, or to adopt other methodologies to conduct relevant procurements. The Group has adopted internal management measures on tender processes which are commensurate with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”, and has adopted the relevant management measures including the “China Telecom Group Management Measures on Procurement” and the “China Telecom Group Management Measures on Procurement, Invitation for Tenders and Placing of Tenders”. The procurement management department and the internal audit department of the Company are responsible for monitoring whether such internal measures have been adhered to in the tender processes.

LETTER FROM THE BOARD

New Ancillary Telecommunications Services Framework Agreement

The Existing Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Ancillary Telecommunications Services Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Ancillary Telecommunications Services Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement. However, if the Group has to obtain the same type of services from a third party at a greater cost, China Telecommunications Corporation and/or its associates cannot terminate the provision of such services to the Group.

Pursuant to the New Ancillary Telecommunications Services Framework Agreement, China Telecommunications Corporation and/or its associates provide the Group with ancillary telecommunications services such as installation of telephones and residential telephone lines, repair of residential telephone lines, customer services, telecommunications terminal equipment, air conditioners and telephone booths, maintenance of fire equipment, production and consignment of sim cards and collection of telephone tariff on the Group’s behalf. The charges payable for the services under the New Ancillary Telecommunications Services Framework Agreement are calculated on the following basis:

(1)

market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Ancillary Telecommunications Services Framework Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the New Ancillary Telecommunications Services Framework Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

LETTER FROM THE BOARD

During the current term of the Existing Ancillary Telecommunications Services Framework Agreement from 1 January 2019 to the date of this circular, the Company has engaged Independent Third Parties to provide services set out in the Existing Ancillary Telecommunications Services Framework Agreement and thereby, has been able to obtain information on the rates charged by Independent Third Parties for similar and comparable services. In determining the market prices by identifying at least two similar and comparable transactions, depending on the potential transaction values, the Company would either initiate a tender process in accordance with the internal management measures on procurement and tender processes which are commensurate with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or through open procurement of not less than two prices of similar and comparable transactions by Independent Third Parties for comparative selection, price enquiries or competitive negotiation. In conducting open procurement, and where it is not practicable to use the above methods to ascertain the market rates, the Company would consider for reference the prices determined by public tender processes for similar recent transactions in other comparable geographical areas, the prices determined by public tender processes for past similar transactions in the same geographical areas, as well as the prices determined by public tender processes for both recent and past similar transactions of other companies in the same geographical areas in order to ensure that the market rates are used for the continuing connected transactions. Where it is not practicable to consider the profit margins of two similar and comparable transactions with Independent Third Parties, and a reasonable profit margin has to be determined, the Company would normally consider for reference the recent profit margins of enterprises engaging in providing similar services in other industries. During the current term of the Existing Ancillary Telecommunications Services Framework Agreement from 1 January 2019 to the date of this circular, in light of the considerable number of market participants providing the relevant services, the Company had rarely encountered situations where it had to determine the “reasonable profit margin” in the abovementioned ways, and did not encounter significant difficulty when practically implementing the methodologies for determining market rates.

In terms of the same service provided under the New Ancillary Telecommunications Services Framework Agreement, the Group is entitled to accord priority to China Telecommunications Corporation and/or its associates to provide such service, if the terms and conditions offered by an Independent Third Party to the Group are no better than those offered by China Telecommunications Corporation and/ or its associates. China Telecommunications Corporation and/or its associates undertake to the Group that China Telecommunications Corporation and/or its associates will not provide services to the Group which are less favourable than the terms offered by China Telecommunications Corporation and/or its associates to a third party. China Telecommunications Corporation and/or its associates are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. However, if China Telecommunications Corporation and/or its associates fail to meet the Group’s demand under the agreement or terms offered by an Independent Third Party are more favourable than those offered by China Telecommunications Corporation and/or its associates, the Group is entitled to obtain such service from an Independent Third Party.

LETTER FROM THE BOARD

China Telecom Financial Services Framework Agreement

On 22 October 2021, the Company and China Telecom Finance entered into the China Telecom Financial Services Framework Agreement. Pursuant to the China Telecom Financial Services Framework Agreement, China Telecom Finance agreed to provide financial services to the Group, including deposit services, loan and bill discounting services and other financial services.

The principal terms of the China Telecom Financial Services Framework Agreement are set out as below:

Date:

22 October 2021

Parties:

(i)	The Company

(ii)	China Telecom Finance

Effective Period of the Agreement:

The China Telecom Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties, affixed with their respective company chops or contract chops and considered or approved by the authorised body of both parties (if applicable), and shall remain valid commencing from 1 January 2022 until 31 December 2024. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement. The provision of deposit services contemplated under the China Telecom Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

LETTER FROM THE BOARD

Service Scope:

According to the China Telecom Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to the Group:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	assisting collection and payment of transaction amounts;

(iii)	provision of guarantees;

(iv)	acceptance of bills and discounted bills;

(v)	entrusted loans;

(vi)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vii)	acceptance of money deposit;

(viii)	arrangement of loan and finance lease;

(ix)	approved insurance agency business;

(x)	underwriting services of the Group’s corporate bonds;

(xi)	consumer credits, buyer credits and finance lease of the products of the Group; and

(xii)	other businesses as approved by the CBIRC*.

*

Pursuant to Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), depending on actual development needs and subject to fulfilment of regulatory requirements, China Telecom Finance can apply to CBIRC to carry on other businesses, which include providing consumer credits, buyer credits and finance lease of the products of the member units.

Upon the agreement becoming effective, the above services numbered (ix) to (xii) can be provided by China Telecom Finance in accordance with the business scope as approved by CBIRC.

LETTER FROM THE BOARD

Pricing Policy

Deposit Services

The deposit interest rates offered by China Telecom Finance to the Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

Please refer to the announcement published by the Company on 22 October 2021 in relation to the Continuing Connected Transactions and Discloseable Transaction under Financial Services Framework Agreements for the details of the pricing policies of loan and bill discounting services and other financial services under the China Telecom Financial Services Framework Agreement.

For the respective specific transactions under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance, under the same conditions, the Group should, in principle, choose the services provided by China Telecom Finance. If the Group considers it is appropriate and beneficial to the Group, the Group has the discretion to engage one or more major cooperative commercial banks of the Group as its financial services providers.

LETTER FROM THE BOARD

2.2	HISTORICAL AMOUNTS AND EXISTING ANNUAL CAPS FOR NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Unaudited
historical
	Audited historical	Audited historical	amount for
Non-exempt	amount for	amount for	the period from	Annual Caps for
Continuing Connected	the year ended	the year ended	1 January to	the year ending 31
Transactions	31 December 2019	31 December 2020	30 June 2021	December 2021
Existing Engineering Framework Agreement	RMB14,014 million	RMB15,046 million	RMB5,569 million	RMB32,000 million
Existing Ancillary Telecommunications Services Framework Agreement	RMB18,571 million	RMB18,903 million	RMB10,158 million	RMB26,500 million

	Unaudited	Unaudited	Unaudited
	historical	historical	historical amount
	amount for	amount for	for the six	Annual Caps for
	the year ended	the year ended	months ended 30	the year ending 31
	31 December 2019	31 December 2020	June 2021	December 2021
Maximum daily balance of deposits (including accrued interest) deposited by the Group with China Telecom Finance under the China Telecom Financial Services Framework Agreement	RMB8.458 billion	RMB22.530 billion	RMB20.587 billion	RMB60 billion

As far as the Directors are aware, none of the Annual Caps for the Non-exempt Continuing Connected Transactions for the year ending 31 December 2021 has been exceeded as at the Latest Practicable Date.

LETTER FROM THE BOARD

2.3	PROPOSED ANNUAL CAPS FOR NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

	Proposed	Proposed	Proposed
	Annual Caps for	Annual Caps for	Annual Caps for
	the year ending	the year ending	the year ending 31
Non-exempt Continuing Connected Transactions	31 December 2022	31 December 2023	December 2024
New Engineering Framework Agreement	RMB19,000 million	RMB19,000 million	RMB19,000 million
New Ancillary Telecommunications Services Framework Agreement	RMB26,500 million	RMB27,500 million	RMB29,000 million
Maximum daily balance of deposits (including accrued interest) to be deposited by the Group with China Telecom Finance under the China Telecom Financial Services Framework Agreement	RMB60 billion	RMB60 billion	RMB60 billion

The proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Engineering Framework Agreement are determined mainly with reference to historical transactions between the Group and China Telecommunications Corporation and/ or its associates and the estimated capital expenditure structure in future which will be adjusted taking into account of evolving technologies and technology-driven market conditions. The decrease in the proposed Annual Caps in relation to the New Engineering Framework Agreement was due to the low utilization rates of the historical amounts for the year ended 31 December 2019, the year ended 31 December 2020 and the six months ended 30 June 2021 (calculated on an annualized basis) in relation to the Existing Engineering Framework Agreement at approximately 60.93%, 50.15% and 34.81% respectively, as a result of the promotion of 5G network co-building and co-sharing. The Group persists in steady and precise investment strategy and continuously optimises investment structure to invest in more adaptive business development with an investment focus on emerging fields such as 5G and Industrial Internet.

The proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Ancillary Telecommunications Services Framework Agreement are determined mainly with reference to historical transactions between the Group and China Telecommunications Corporation and/or its associates, current market rate and estimated volume of ancillary telecommunications services in next three years. The increase in volume of ancillary telecommunications services in the future will be driven by the gradual expansion of the scale in subscribers, business volume and network scale of the Group year on year which leads to the continuous increase in business volume of the services for corporate development, customers retention, outsourced network repairs, installation and relocation of equipment.

The consideration under the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement will be satisfied in cash and no payment will be made on a deferred basis.

LETTER FROM THE BOARD

The maximum daily balance of deposits (including accrued interest) for the deposit services under the China Telecom Financial Services Framework Agreement will not increase year-on-year.

The Annual Caps (maximum daily balance of deposits (including accrued interest) to be deposited by the Group with China Telecom Finance) of the expected deposit services contemplated under the China Telecom Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 have taken into consideration the following factors:

1.

The Company has issued A shares on the Shanghai Stock Exchange and the proceeds from the listing is approximately RMB47.516 billion, which will be gradually utilised for 5G Industrial Internet Construction Project, Cloud-network integration new information infrastructure project and Research and development project of sci-tech innovation in the next three years, and increase the amount of deposits of the Company and the amount of deposits with China Telecom Finance at a particular point of time;

2.

The external settlement payment of the Company is mainly conducted through China Telecom Finance. Following the increase in the scale of business and operation of the Company, the reserved settlement fund deposited with China Telecom Finance will simultaneously increase;

3.

The Company has obtained approval from shareholders for the issuance of debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion. The Company will fully maintain the flexibility on financing and increase the amount of deposits of the Company and the amount of deposits with China Telecom Finance at a particular point of time in the event of additional capital needs.

2.4	REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

Agreements entered into between the Company and China Telecommunications Corporation

The long-term cooperation between China Telecommunications Corporation and/ or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses.

LETTER FROM THE BOARD

Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have, for a long time, set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

Agreement entered into between the Company and E-surfing Pay

The Company believes that entering into the New Payment and Digital Finance Related Services Framework Agreement enables the Group to continue to effectively facilitate the Group’s strategic planning and construction of the digital finance ecosystem, and realise synergies between E-surfing Pay and the Group’s telecommunications business through the provisions of payment and digital finance related services provided by E-surfing Pay and its subsidiaries to the Group.

As a former subsidiary of the Company, E-surfing Pay has a long-standing and cooperative relationship with the Group in the past, which has enabled it to gain a more comprehensive and deeper understanding of the Group’s network features and business needs. Compared to third parties, E-surfing Pay is more capable of providing high quality services at a comparatively lower cost. The Group will receive high quality services and concurrently lower its operational expenses in an effective way.

Financial Services Framework Agreements

1.

Realisation of centralised capital management and enhancement of capital management efficiency: Relying on the account management system of China Telecom Finance and its industry capabilities as a deposit-taking financial institution, the Group is able to achieve centralised capital management for member units at all levels which have been otherwise dispersed in different commercial banks. Based on the management needs of the Group, China Telecom Finance provides a customised solution for centralisation, deposit and management of capital funds, enabling the Group to withdraw funds to meet its flexible funding needs at any time, in a timely and compliant manner and without any restriction.

LETTER FROM THE BOARD

2.

Realisation of the maximisation of cost and operational efficiency: Serving as a platform for internal settlement, fund financing and capital management among the Group, the Parent Group, the CCS Group, the New Guomai Group and the Safety Technology Group, China Telecom Finance provides deposit services, loan and bill discounting services and other financial services to facilitate internal settlement among all member units of the Parent Company (some of which are also customers of the Group) and to shorten the time required for fund transfer and turnover. Compared with the current approach that all member units individually arrange settlement through the bank accounts opened with respective commercial banks, China Telecom Finance can effectively improve the efficiency of fund settlement and collection between two parties. Through various measures to enhance the efficiency of internal settlement, China Telecom Finance can reduce the Group’s cost of capital and help to realise the maximisation of cost and operational efficiency.

3.

Full understanding and familiarity with the business needs of the Group: As China Telecom Finance only provides financial services to the member units of the Parent Company, it has a more direct and in-depth understanding on the telecommunications operation and communications services industry. China Telecom Finance is familiar with the capital structure, business operations, capital requirements and cash flow model of the member units of the Parent Company (including the Group), enabling it to be in a better position to anticipate the Group’s funding needs. It thereby allows the Group to more effectively allocate capital among subsidiaries and manage the existing funds and cash flow. Accordingly, China Telecom Finance can at any time provide flexible and convenient services to the Group which is more tailored to the specific needs of the Group at a lower cost and enables the Group to have a stable supply of financial services in the ordinary and usual course of business.

4.

Provision of favourable commercial terms: As a professional centralised capital management platform, in compliance with the relevant requirements of the People’s Bank of China on the interest rate and the regulatory requirements of the CBIRC on the fee standard (where applicable), China Telecom Finance will generally be able to provide the Group with transaction terms such as interest rates and fee rates no less favourable than those terms offered by the major cooperative commercial banks of the Group. Under normal circumstances, the deposit interest rates offered by China Telecom Finance to the Group shall not be lower than those offered by the major cooperative commercial banks for the same type of deposit services and for the same period and the loan interest rates shall not be higher than those offered by the major cooperative commercial banks for the same type of loan services and for the same period.

LETTER FROM THE BOARD

5.

Additional option for financial services provider: The respective Financial Services Framework Agreements are non-exclusive agreements and do not limit the Group’s rights in engaging any other banks or any financial institutions to satisfy its need for financial services. Therefore, entering into the Financial Services Framework Agreements will provide the Group with an additional financial services provider and also encourage all financial services providers to provide more competitive terms to the Group. Under the same conditions, giving priority to China Telecom Finance is also in the interest of the Group.

The Group, the Parent Group, the CCS Group, the New Guomai Group and the Safety Technology Group have full discretion to freely select financial services providers to meet their financial service needs, and compare the rates and transactions terms offered by China Telecom Finance with those offered by other major cooperative commercial banks in accordance with their actual business needs. Therefore, the transactions contemplated under the respective Financial Services Framework Agreements are based on the actual business needs and are entered into in the ordinary and usual course of business of the Group, and are on normal commercial terms or better, and the agreement terms and conditions are fair and reasonable, and do not restrict member units to choose other commercial banks to meet their financial service needs. All member units will have one more choice of financial services provider which can encourage respective financial services providers to provide more competitive and attractive terms for financial services. For the reasons stated above, the transactions contemplated under the respective Financial Services Framework Agreements are in the interests of the Company and its shareholders as a whole.

2.5	INTERNAL CONTROL

The Company has formulated and strictly implemented various systems including the Administrative Measures of Related-Party (Connected) Transactions of China Telecom Corporation Limited, the Working Guidance of Connected Transactions of China Telecom Corporation Limited and the Internal Control Manual of China Telecom Corporation Limited to ensure that connected transactions are entered into in accordance with pricing mechanisms and transactions models that are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The relevant business departments of the Group, including but not limited to the procurement department and the cloud network operation department, and connected persons negotiate the pricing terms of the continuing connected transactions. These pricing terms shall be determined in accordance with the pricing policies as set out in the agreements of continuing connected transactions, which should be fair and reasonable and subject to the review of the finance department.

LETTER FROM THE BOARD

The legal department regularly analyses and oversees the execution of connected transactions to ensure that they are implemented in accordance with the connected transactions agreements. The finance department initiates the daily management of connected transactions, including cooperating with the relevant business departments for account reconciliation with connected parties, regularly analysing the implementation of connected transactions together with business departments and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department incorporates connected transactions into the scope of annual internal control assessment and reports the results to the management.

In terms of Financial Services Framework Agreements, in order to regulate the connected transactions between the Company and its connected persons with China Telecom Finance, based on the Company’s existing comprehensive system on connected transactions management, the Company and China Telecom Finance have formulated supplementary regulations including relevant measures on risk control management and risk disposal contingency plan to ensure that the continuing connected transactions on financial services between China Telecom Finance with the Group, the Parent Group, the CCS Group, the New Guomai Group and the Safety Technology Group are effectively managed and controlled, and are conducted in compliance with relevant rules and connected transactions management system. Relying on the Group’s existing internal control regulation on capital management, financing and monetary funds management together with the enriched capital management experience of the management team and personnel of China Telecom Finance, the business activities regarding the relevant financial activities entered into between the Group and its connected persons with China Telecom Finance are thus effectively regulated.

The finance department of the Company is responsible for cross-checking the interest rates when the Group has deposit needs to ensure that China Telecom Finance will comply with the interest rates regulation of the People’s Bank of China and will also compare the interest rates and terms offered by 2 to 3 major cooperative commercial banks of the Group. Accordingly, the Company is able to ensure that the interest rates and terms for the deposits placed by the Group with China Telecom Finance are on normal commercial terms or better. The finance department of the Company will regularly check on a monthly basis the relevant interest rates and fees for other financial services and will compare the interest rates for deposit services, interest rates for loan and bill discounting services (or loans) and service fees charged for other financial services provided by China Telecom Finance to the Group, the Parent Group, the CCS Group, the New Guomai Group and the Safety Technology Group to ensure that the interest rates and the terms are strictly in compliance with the respective pricing policies under the respective Financial Services Framework Agreements of the Group, the Parent Group, the CCS Group, the New Guomai Group and the Safety Technology Group. China Telecom Finance will provide the finance department of the Company with such information and the finance department will also independently review such information. If there is any change on the regulation of interest rates promulgated by the People’s Bank of China, the finance department of the Company will communicate and discuss with China Telecom Finance to ensure that China Telecom Finance will correspondingly adjust the deposit interest rates in accordance with the relevant new regulation on applicable interest rates as promulgated by the People’s Bank of China and in compliance with the pricing policies of Financial Services Framework Agreements.

LETTER FROM THE BOARD

The finance department of the Company is also responsible for closely monitoring the deposit balance deposited by the Group with China Telecom Finance. The core business system of China Telecom Finance also provides the necessary support to the Company to monitor the relevant transaction information so as to ensure that the scale of deposit services does not exceed the applicable Annual Caps. Specifically, China Telecom Finance will, through the establishment of comprehensive and collaborative information technology measures, supervise the transactions conducted under the China Telecom Financial Services Framework Agreement, the China Telecommunications Corporation Financial Services Framework Agreement, the CCS Financial Services Framework Agreement, the New Guomai Financial Services Framework Agreement and the Safety Technology Financial Services Framework Agreement. China Telecom Finance will set prescribed alert amounts and notification rules in its core business system for the respective applicable Annual Caps in accordance with the relevant Financial Services Framework Agreements. Such cap alerts will be set with the aim of ensuring appropriate adjustment measures will be taken in respect of the relevant transactions, and will usually be set to be automatically sent out when 80% of the Annual Caps (and thereafter when a higher percentage) are reached. The core business system of China Telecom Finance will timely compute the statistics of relevant transaction scale and automatically compare them with the prescribed alert amounts, and send out notification signals and instructions focusing on controlled transaction behaviour in accordance to the prescribed rules. China Telecom Finance will closely monitor the transaction status under each of the Financial Services Framework Agreements, and will examine and check the implementation status of the cap alert on a daily basis. The above system design will facilitate and ensure the actual transaction amount will not exceed the relevant Annual Caps under each of the respective Financial Services Framework Agreements.

The auditors of the Company review the respective continuing connected transactions of the Company and confirm to the Board that the transactions have received the approval by the Board on an annual basis; the transactions have been entered into in accordance with the pricing policies as set out in the relevant agreements governing such transactions; and the transactions have been performed in accordance with the terms of the relevant agreements governing such transactions. Meanwhile, the auditors of the Company would confirm that the annual caps applicable to the respective continuing connected transactions entered into between the Company and its connected persons have not been exceeded.

LETTER FROM THE BOARD

The independent non-executive Directors of the Company will conduct annual review on the continuing connected transactions and confirm that the transactions have been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business; the transactions are on normal commercial terms or better; and have been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Board oversees the Company’s risk management and internal control systems, including internal control systems of connected transactions and the Board will, through the Audit Committee, conducts an annual review of the risk management and internal control systems for each financial year of the Company. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board would confirm that the Company’s risk management and internal control systems are solid, well-established, effective and sufficient.

2.6	CAPITAL RISK CONTROL MEASURES IN RELATION TO FINANCIAL SERVICES FRAMEWORK AGREEMENTS

i.

As a non-banking financial institution established with the approval of the CBIRC, China Telecom Finance is subject to the direct routine supervision by the Beijing Regulatory Bureau, the designated institution appointed by the CBIRC. It abides by all applicable regulatory requirements, including capital adequacy ratio, liquidity ratio, ratio restriction on borrowing balances from banks and other financial institutions and outstanding guarantee to total capital, ratio restriction on short-term securities investment and long-term investment to total capital. Meanwhile, China Telecom Finance is also subject to the direct supervision of the People’s Bank of China to pay deposit reserve in full and timely manner.

ii.

In accordance with the relevant regulatory requirements of the CBIRC, the Parent Company undertakes to increase the capital of China Telecom Finance to resolve its financial difficulties in accordance with its actual needs if it encounters such difficulties in emergency situations. Specific measures include, but not limited to, providing liquidity support when China Telecom Finance encounters financial difficulties, and supplementing its capital in a timely manner when China Telecom Finance suffers financial losses resulting in capital erosion.

iii.

China Telecom Finance has established a complete corporate governance structure, including shareholders’ meeting, a board of directors, a supervisory committee and a management team, as well as professional committees established under the board of directors and management team, which ensure stable operation and effective supervision of China Telecom Finance. China Telecom Finance has established an internal control system and a dynamic updated mechanism covering all business areas and ensuring effective internal control and strict implementation of charters and policies through audit, examination and other measures. It has also set up a comprehensive risk management organisation structure.

LETTER FROM THE BOARD

iv.

China Telecom Finance is a subsidiary of the Company and the Company is responsible for supervising China Telecom Finance to establish a core business system to ensure safe and stable operation. At present, the system has been connected with the commercial banking system and has reached the national security standards focused on commercial banks, providing assurance to information technology facilities, systems functions and performance to safeguard fund security.

v.

China Telecom Finance will provide sufficient information to the finance department of the Company (including copies of all regulatory reports required to be submitted to the CBIRC). The finance department of the Company will closely monitor the transactions under respective Financial Services Framework Agreements, check the maximum daily balance of deposits on daily basis to ensure that the relevant amounts will not exceed the applicable Annual Caps, and immediately review the relevant information in the regulatory reports, monthly financial statements and monthly deposits balance statements provided by China Telecom Finance. Follow-up measures will be taken immediately when problems are identified and the issues will be immediately reported to the management when appropriate.

2.7	HONG KONG LISTING RULES AND SHANGHAI LISTING RULES IMPLICATIONS

Agreements entered into between the Company and China Telecommunications Corporation and between the Company and E-surfing Pay

As of the date of this circular, China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 62.70% of the issued share capital of the Company and approximately 64.53% of the issued share capital of E-surfing Pay. Accordingly, pursuant to Chapter 14A of the Hong Kong Listing Rules, China Telecommunications Corporation and E-surfing Pay are connected persons of the Company and the transactions contemplated under the agreements entered into between the Company and China Telecommunications Corporation and between the Company and E-surfing Pay constitute continuing connected transactions of the Company.

As certain applicable percentage ratios (excluding the profits ratio) of the proposed Annual Caps for the transactions contemplated under the New Community Services Framework Agreement, the New Centralised Services Agreement, the New Property and Land Use Right Leasing Framework Agreement, the New IT Services Framework Agreement, the New Supplies Procurement Services Framework Agreement, the New Internet Applications Channel Services Framework Agreement, the Lease Financing Framework Agreement, the Telecommunications Resources Leasing Agreement and the New Payment and Digital Finance Related Services Framework Agreement for each of the years ending 31 December 2022, 2023 and 2024 are expected to exceed 0.1% but are less than 5%, such continuing connected transactions are only subject to the reporting, announcement and annual review requirements and are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

As certain applicable percentage ratios (excluding the profits ratio) of the proposed Annual Caps for the transactions contemplated under the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2022, 2023 and 2024 are expected to exceed 5% but are less than 25%, such transactions constitute non-exempt continuing connected transactions of the Company and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As each of the applicable percentage ratios (excluding the profits ratio) of the proposed Annual Caps for the transactions contemplated under the New Interconnection Settlement Agreement, the New Trademark License Agreement and the Intellectual Property License Framework Agreement for each of the years ending 31 December 2022, 2023 and 2024 is expected to be less than 0.1%, such continuing connected transactions are exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Under the Shanghai Listing Rules, the transactions contemplated the agreements entered into between the Company and China Telecommunications Corporation and between the Company and E-surfing Pay are subject to announcement and independent shareholders’ approval requirements.

Financial Services Framework Agreements

As of the date of this circular, the Parent Company is the Company’s controlling shareholder and holds approximately 62.70% of the issued share capital of the Company. As the Parent Company holds approximately 51.39% of the issued share capital of CCS, CCS is a subsidiary of the Parent Company. As the Parent Company holds approximately 51.16% of the issued share capital of New Guomai, New Guomai is a subsidiary of the Parent Company. As the Parent Company holds approximately 18.68% of the issued share capital of Safety Technology, Safety Technology is consolidated in the audited consolidated accounts of the Parent Company and is a subsidiary of the Parent Company. Pursuant to Chapter 14A of the Hong Kong Listing Rules, the Parent Company, CCS, New Guomai and Safety Technology and/or their associates are connected persons of the Company. As the Company holds 70% of the issued share capital of China Telecom Finance, China Telecom Finance is a subsidiary of the Company. Meanwhile, each of the Parent Company and CCS respectively holds 15% of the issued share capital of China Telecom Finance. Pursuant to Chapter 14A of the Hong Kong Listing Rules, China Telecom Finance is a connected subsidiary of the Company and an associate of the Parent Company, CCS, New Guomai and Safety Technology, which is also a connected person of the Company. Accordingly, the transactions under the respective Financial Services Framework Agreements constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Hong Kong Listing Rules.

The transactions under the above new Financial Services Framework Agreements (including the historical transaction amounts and the relevant proposed Annual Caps) will be subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules, except those under the China Telecom Financial Services Framework Agreement.

LETTER FROM THE BOARD

China Telecom Financial Services Framework Agreement

As each of the applicable percentage ratios of the Annual Caps for the deposit services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to exceed 5% but is less than 25%, such deposit services constitute discloseable transaction and non-exempt continuing connected transaction of the Company and are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapters 14 and 14A of the Hong Kong Listing Rules.

As the loan and bill discounting services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant loan and bill discounting services will not be secured by the assets of the Group, such loan and bill discounting services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

China Telecommunications Corporation Financial Services Framework Agreement

As the deposit services to be provided by China Telecom Finance to the Parent Group under the China Telecommunications Corporation Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to the Parent Group under the China Telecommunications Corporation Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Parent Group under the China Telecommunications Corporation Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

CCS Financial Services Framework Agreement

As the deposit services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

New Guomai Financial Services Framework Agreement

As the deposit services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Safety Technology Financial Services Framework Agreement

As the deposit services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

As the Parent Company, CCS, New Guomai and Safety Technology and/or its associates are connected persons of the Company, the continuing connected transactions contemplated under the Financial Services Framework Agreements entered into between China Telecom Finance with the Parent Company, CCS, New Guomai and Safety Technology respectively shall be aggregated pursuant to Rule 14A.81 of the Hong Kong Listing Rules. As each of the applicable percentage ratios of the aggregated Annual Caps for the loan and bill discounting services is expected to exceed 0.1% but is less than 5%, pursuant to Rule 14A.76(2) of the Hong Kong Listing Rules, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules. As each of the applicable percentage ratios of the aggregated Annual Caps for other financial services is expected to be less than 0.1%, pursuant to Rule 14A.76(2) of the Hong Kong Listing Rules, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

2.8	GENERAL INFORMATION

The Company is an integrated intelligent information services operator and is primarily engaged in the provision of fundamental telecommunications businesses including comprehensive wireline telecommunications services, mobile telecommunications services, value-added telecommunications services such as Internet access services, information services and other related services.

China Telecommunications Corporation is a state-owned enterprise, and its principal business is investment holding of companies which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses.

E-surfing Pay is a limited company incorporated in the PRC and is primarily engaged in providing non-financial institutional electronic payment services.

China Telecom Finance, a non-banking financial institution legally established with the approval of the CBIRC, is a limited liability company incorporated in the PRC on 8 January 2019 as approved by the relevant PRC government authorities, including but not limited to the CBIRC, for the purpose of providing capital and financial management services to the member units of the Parent Company.

LETTER FROM THE BOARD

CCS is a leading service provider in the informatisation sector in the PRC, providing integrated comprehensive solutions for the informatisation and digitalisation sectors, including telecommunications infrastructure services, business process outsourcing services and applications, content and other services.

New Guomai is a listed company in Shanghai, whose principal business includes internet entertainment services, hotel operations, business travel services, etc.

Safety Technology is a group service provider in public safety products and services, and dedicates to the improvement and industrialisation of public safety technology. Its principal business includes research and development, manufacturing, sales and related services of public safety emergency platform software and emergency platform equipment.

2.9	RECOMMENDATION

Pursuant to the Hong Kong Listing Rules, the Independent Board Committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason has been formed to advise the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions and proposed Annual Caps applicable thereto. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 38 to 39 of this circular.

The Company has appointed Trinity Corporate Finance Limited as an Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions and proposed Annual Caps applicable thereto. A letter from Trinity containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 40 to 80 of this circular.

The Board has passed resolutions to approve, among others, the Continuing Connected Transactions and proposed Annual Caps applicable thereto. Save for Mr. Ke Ruiwen who serves as the Chairman of China Telecommunications Corporation, Mr. Li Zhengmao who serves as a Director and the President of China Telecommunications Corporation, Mr. Shao Guanglu who serves as a Director of China Telecommunications Corporation, Mr. Liu Guiqing who serves as a Vice President of China Telecommunications Corporation and Madam Zhu Min who serves as the Chief Accountant of China Telecommunications Corporation and the Chairman of China Telecom Finance, and have therefore abstained from voting on the relevant board resolutions in respect of, among others, the Continuing Connected Transactions and proposed Annual Caps applicable thereto, none of the Directors had a material interest in the Continuing Connected Transactions and no Director was required to abstain from voting on the relevant board resolutions in relation to the Continuing Connected Transactions and proposed Annual Caps applicable thereto.

LETTER FROM THE BOARD

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account the advice from the Independent Financial Adviser, is included in the section headed “Letter from the Independent Board Committee” in this circular) is of the view that the Continuing Connected Transactions are in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, and that the terms, as well as the proposed Annual Caps applicable thereto, are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

Accordingly, the Board recommends the Shareholders to vote in favour of the ordinary resolution at the EGM in respect of, among others, the Continuing Connected Transactions including the Non-exempt Continuing Connected Transactions.

3.	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Reference is made to the announcement in relation to proposed amendments to the Articles of Association published by the Company on 22 October 2021. In light of the status of A Share Listing and the actual operational needs of the Company, the Board proposes to amend the relevant provisions of the Articles of Association regarding the number of issued share capital and the scope of business. Please refer to Appendix III of this circular for details of proposed amendments to the Articles of Association.

The Board considers that the special resolution in respect of proposed amendments to the Articles of Association is in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that all Shareholders vote in favour of the special resolution to be proposed at the EGM.

4.	EXTRAORDINARY GENERAL MEETING

A notice convening the EGM is set out on pages 140 to 141 of this circular. The relevant form of proxy is also attached.

Pursuant to Rule 14A.36 of the Hong Kong Listing Rules, any Shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions in respect of the Continuing Connected Transactions at the EGM.

LETTER FROM THE BOARD

It should be noted that Continuing Connected Transactions are put into one single resolution for Shareholders’ approval at the EGM (the “Voting Arrangement”). The Directors consider it appropriate for the following reasons:

(1)

Save for Non-exempt Continuing Connected Transactions, Continuing Connected Transactions are not subject to Independent Shareholders’ approval under the Hong Kong Listing Rules. They are put into the resolution for Independent Shareholders’ approval only as it is required under the Shanghai Listing Rules; and

(2)	As confirmed by the Company’s PRC legal adviser, the Voting Arrangement is also in compliance with applicable PRC laws and regulations.

Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to Computershare Hong Kong Investor Services Limited, the Company’s H share registrar, for holders of H Shares, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

5.	ADDITIONAL INFORMATION

Shareholders’ attention is drawn to the notice of the EGM set out on pages 140 to 141 of this circular and the additional information set out in the appendix to this circular.

By Order of the Board,
China Telecom Corporation Limited
Ke Ruiwen
Chairman and Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

9 November 2021

To the Independent Shareholders

Dear Sir or Madam,

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

We refer to the circular (the “Circular”) dated 9 November 2021 issued by the Company to its shareholders of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 22 October 2021, the Board announced that the Company and China Telecommunications Corporation have entered into the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement on 22 October 2021 with a term from 1 January 2022 to 31 December 2024, subject to the requisite approval of the Independent Shareholders being obtained. Meanwhile, the Company and China Telecom Finance have entered into the China Telecom Financial Services Framework Agreement with a term from 1 January 2022 to 31 December 2024, subject to the requisite approval for the deposit services contemplated under the China Telecom Financial Services Framework Agreement (together with the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement, the “Non-exempt Continuing Connected Transactions”) of the Independent Shareholders being obtained.

The Independent Board Committee was formed in order to make a recommendation to the Independent Shareholders as to, in its view, whether the terms of the Non-exempt Continuing Connected Transactions and the proposed Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned, and whether the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole.

Trinity Corporate Finance Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of the Non- exempt Continuing Connected Transactions and the proposed Annual Caps.

The terms of, and the reasons for entering into the Non-exempt Continuing Connected Transactions, and the proposed Annual Caps thereto, are set out in the Letter from the Board on pages 11 to 37 of the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

As your Independent Board Committee, we have discussed with the management of the Company the reasons for entering into the Non-exempt Continuing Connected Transactions and the basis upon which their terms as well as the proposed Annual Caps have been determined.

We have also considered the key factors taken into account by the Independent Financial Adviser in arriving at its opinion regarding the Non-exempt Continuing Connected Transactions, as set out in the letter from the Independent Financial Advisor on pages 40 to 80 of the Circular, which we urge you to read carefully.

The Independent Board Committee, after taking into account, among other things, the advice of the Independent Financial Adviser, concurs with the views of the Independent Financial Adviser and considers that the terms of Non-exempt Continuing Connected Transactions and the proposed Annual Caps are on normal commercial terms or better and in the ordinary and usual course of business of the Group, are fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and the Shareholders as a whole.

Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Non-exempt Continuing Connected Transactions, as detailed in the notice of the EGM set out at the end of the Circular.

Yours faithfully, Tse Hau Yin, Aloysius Xu Erming Wang Hsuehming Yeung Chi Wai, Jason Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the full text of the letter of advice from Trinity to the Independent Board Committee and the Independent Shareholders prepared for the purpose of inclusion in this circular.

Trinity Corporate Finance Limited
Unit 05, 29th Floor, 50 Wong Chuk Hang Road,
Hong Kong.

9 November 2021

To the Independent Board Committee and the Independent Shareholders of China Telecom Corporation Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS AND

DISCLOSEABLE TRANSACTION UNDER

NEW ENGINEERING FRAMEWORK AGREEMENT,

NEW ANCILLARY TELECOMMUNICATIONS SERVICES

FRAMEWORK AGREEMENT

AND

CHINA TELECOM FINANCIAL SERVICES FRAMEWORK AGREEMENT

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders of China Telecom Corporation Limited (the “Company” and its subsidiaries, collectively the “Group”) in respect of (i) the continuing connected transactions contemplated under the New Engineering Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 and the proposed Annual Caps (“Proposed Annual Caps”) applicable thereto; (ii) the continuing connected transactions contemplated under the New Ancillary Telecommunications Services Framework Agreement entered into between the Company and China Telecommunications Corporation on 22 October 2021 and the Proposed Annual Caps applicable thereto; and (iii) the deposit services contemplated under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance on 22 October 2021 and the Proposed Annual Caps applicable thereto (together the “Non-exempt Continuing Connected Transactions”), details of which are set out in the Letter from the Board (the “Letter from the Board”) in the Company’s circular dated 9 November 2021 (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Our appointment as the Independent Financial Adviser and the references made in this letter only relate to the Non-exempt Continuing Connected Transactions. For Exempt Continuing Connected Transactions, the Shareholders are advised to refer to the details set out in the Letter from the Board and Appendix II — Exempt Continuing Connected Transactions of the Circular.

As at the date of the Circular, China Telecommunications Corporation is the Company’s controlling shareholder and holds approximately 62.70% of the issued share capital of the Company. Accordingly, China Telecommunications Corporation is a connected person of the Company pursuant to Chapter 14A of the Hong Kong Listing Rules and the transactions contemplated under the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement entered into between the Company and China Telecommunications Corporation constitute continuing connected transactions of the Company.

As certain applicable percentage ratios (excluding the profits ratio) of the Proposed Annual Caps for the transactions contemplated under the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2022, 2023 and 2024 are expected to exceed 5% but are less than 25%, such transactions constitute non-exempt continuing connected transactions of the Company and are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

In addition, as at the date of the Circular, China Telecommunications Corporation also holds approximately 51.39% of the issued share capital of CCS and CCS is a subsidiary of China Telecommunications Corporation. Pursuant to Chapter 14A of the Hong Kong Listing Rules, China Telecommunications Corporation and CCS and/or their associates are connected persons of the Company. As the Company holds 70% of the issued share capital of China Telecom Finance, China Telecom Finance is a subsidiary of the Company. Meanwhile, each of China Telecommunications Corporation and CCS respectively holds 15% of the issued share capital of China Telecom Finance. Pursuant to Chapter 14A of the Hong Kong Listing Rules, China Telecom Finance is a connected subsidiary of the Company and an associate of China Telecommunications Corporation and CCS, which is also a connected person of the Company. Accordingly, the transactions under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance constitute continuing connected transactions of the Company pursuant to Chapter 14A of the Hong Kong Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As each of the applicable percentage ratios of the Proposed Annual Caps for the deposit services to be provided by China Telecom Finance to the Group under the China Telecom Financial Services Framework Agreement for each of the years ending 31 December 2022, 2023 and 2024 is expected to exceed 5% but is less than 25%, such deposit services constitute discloseable transaction and non-exempt continuing connected transaction of the Company and are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapters 14 and 14A of the Hong Kong Listing Rules.

The EGM will be convened to consider and, if thought fit, to approve, inter alia, the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement, the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the Proposed Annual Caps applicable thereto. Pursuant to Rule 14A.36 of the Hong Kong Listing Rules, any shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions in respect of the relevant continuing connected transactions at the EGM.

The Independent Board Committee comprising all of the independent non-executive Directors (including Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason) has been formed to advise the Independent Shareholders in respect of the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement, the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the Proposed Annual Caps applicable thereto. Trinity Corporate Finance Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement, the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the Proposed Annual Caps applicable thereto.

As at the Latest Practicable Date, we did not have any relationships or interests with the Company, the Group, China Telecom Finance or China Telecommunications Corporation that could reasonably be regarded as relevant to our independence. In the last two years, there was no engagement between us and the Company, the Group, China Telecom Finance or China Telecommunications Corporation. Apart from normal professional fees paid or payable to us in connection with this appointment as the independent financial adviser, no arrangements exist whereby we have received or will receive any fees or benefits from the Company, the Group, China Telecom Finance or China Telecommunications Corporation. Accordingly, we are qualified to give independent advice in respect of the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement, the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the Proposed Annual Caps applicable thereto.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the accuracy of the statements, information, opinions and representations contained or referred to in the Circular, and the information and representations provided to us by the Company, the Directors and the management of the Company. We have no reason to believe that any information and representations relied on by us in forming our opinion is untrue, inaccurate or misleading, nor are we aware of any material facts the omission of which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have assumed that all information, representations and opinions contained or referred to in the Circular, which have been provided by the Company, the Directors and the management of the Company (and for which they are solely and wholly responsible), were true and accurate at the time when they were made and continue to be true as at the Latest Practicable Date and should there be any material changes to our opinion after the despatch of the Circular and up to the date of the EGM, Shareholders of the Company would be notified as soon as practicable.

All Directors jointly and severally accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts not contained in the Circular, the omission of which would make any statement in the Circular misleading.

We have not conducted any independent in-depth investigation into the business and affairs of the Group or any parties involved in the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement and the deposit services contemplated under the China Telecom Financial Services Framework Agreement. We have reviewed, inter alia, the 2020 annual report and the 2021 interim report of the Company, the historical transaction amounts, the Letter from the Board, three Engineering Services contracts entered into between the Group and each of (i) China Telecommunications Corporation and (ii) the Independent Third Parties respectively, three Ancillary Telecommunications Services contracts entered into between the Group and each of (i) China Telecommunications Corporation and (ii) the Independent Third Parties respectively, the Company’s “2017 internal notice governing the continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates”, and the Company’s “2019 internal notice relating to management of procurement process”.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

This letter is issued to the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement, the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the Proposed Annual Caps applicable thereto and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes other than our role as the Independent Financial Adviser, without our prior written consent.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendation, we have taken into account the following principal factors and reasons:

A . Information of the Group

The Company is a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, with its H shares listed on the Stock Exchange. In addition, according to the announcement of the Company dated 18 August 2021, the Company has completed the A Share Offering and A Shares of the Company have been listed and commenced trading on the Shanghai Stock Exchange since 20 August 2021. According to the Company’s announcement dated 24 September 2021, the total net proceeds of the A Share Offering are approximately RMB47,515.62 million. Including the proceeds from the over-allotment of A Shares, all the proceeds will be used on the three investment projects of the Company, namely 5G Industrial Internet Construction Project, the Cloud-network integration new information infrastructure project and the research and development project of sci-tech innovation.

The Company is an integrated intelligent information services operator and is primarily engaged in the provision of fundamental telecommunications businesses including comprehensive wireline telecommunications services, mobile telecommunications services, value-added telecommunications services such as Internet access services, information services and other related services.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following table is a summary of the consolidated statement of comprehensive income of the Group for the three years ended 31 December 2018, 2019 and 2020, as extracted from the respective annual reports, and for the six months ended 30 June 2020 and 30 June 2021, as extracted from the interim reports for the first half of 2020 and 2021 of the Company respectively.

	For the year ended 31 December 2018	For the year ended 31 December 2019	For the year ended 31 December 2020	For the period from 1 January 2020 to 30 June 2020	For the period from 1 January 2021 to 30 June 2021
	(audited) RMB million	(audited) RMB million	(audited) RMB million	(unaudited) RMB million	(unaudited) RMB million
Operating Revenues	377,124	375,734	393,561	193,803	219,237
EBITDA#1	104,207	117,215	118,880	63,154	66,348
Profit Attributable to Equity Holders of the Company	21,210	20,517	20,850	13,949	17,743
Capital Expenditure	74,940	77,557	84,800	43,126	27,005

#1:	EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.

In 2020, the Group’s operating revenues amounted to RMB393.6 billion, representing an increase of 4.7% over last year. Service revenues amounted to RMB373.8 billion, representing an increase of 4.5% over last year, surpassing the industry’s average growth rate over several consecutive years. Of which, mobile service revenues amounted to RMB181.7 billion, representing an increase of 3.5% over last year. Wireline service revenues amounted to RMB192.1 billion, representing an increase of 5.5% over last year. EBITDA amounted to RMB118.9 billion, representing an increase of 1.4% over last year. Net profit amounted to RMB20.9 billion, representing an increase of 1.6% over last year, while basic earnings per share were RMB0.26. Capital expenditure was RMB84.8 billion and free cash flow was RMB14.3 billion. As disclosed in the above table, the capital expenditure of the Group has increased steadily over the last three financial years ended 31 December 2020, increasing from RMB74,940 million for the year ended 31 December 2018 to RMB84,800 million for the year ended 31 December 2020, an increase of almost approximately RMB10 billion or over approximately 13%. In the first half of 2021, capital expenditure was RMB27,005 million.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In the first half of 2021, the flourishing of a new round of technological revolution and industrial transformation created huge space for the development of China’s digital economy industry. The integration of 5G, cloud computing and artificial intelligence (AI), among others, has formed new information infrastructure, while people’s yearning for a better life is giving rise to a variety of scene-based demands. The Company deepened the implementation of its “Cloudification and Digital Transformation” strategy. Firmly seizing new opportunities for reforms and development brought about by A-share IPO, the Company comprehensively strengthened cloud-network integration, digitalized platform and sci-tech innovation capabilities. Along with the innovation and reform of its systems and mechanisms, the Company’s operating efficiency continued to enhance, while its development impetus became significantly strengthened.

For the first half of 2021, the operating revenues were RMB219.2 billion, representing an increase of 13.1% over the same period of last year; of which service revenues were RMB203.5 billion, representing an increase of 8.8% over the same period of last year. EBITDA was RMB66.3 billion, representing an increase of 5.1% over the same period of last year; and profit attributable to equity holders of the Company was RMB17.7 billion, representing an increase of 27.2% over the same period of last year. Excluding a one-off after-tax gain from the disposals of subsidiaries, net profit increased by 17.0% over the same period of last year.

For the first half of 2021, mobile communications service revenues of the Group amounted to RMB93.3 billion, representing an increase of 6.9% over the same period of last year. The number of 5G package subscribers reached approximately 131 million with a penetration rate of 36.2% while the number of mobile subscribers was approximately 362 million with a net addition of 11.47 million. Wireline and Smart Family service revenues amounted to RMB57.4 billion, representing an increase of 5.2% over the same period of last year. Industrial Digitalisation service revenues amounted to RMB50,113 million, and increased by 16.8% over the same period of last year, among which revenue from cloud services has doubled.

In the first half of 2021, to mainly support the scale development of 5G network and strengthen the competitive advantages on the network, the Company continuously invested in capital expenditure. Meanwhile, the Company thoroughly promoted co-building and co-sharing of the network and precisely controlled the capital expenditure, persistently enhanced the development of network quality and capabilities to improve customer perceptions and support the rapid development of 5G and Industrial Digitalisation.

Also, as mentioned in the interim report for the period ended 30 June 2021, the Company takes A-share IPO as an opportunity to step up the implementation of market-oriented restraint and incentive mechanisms and further consolidate resources such as cloud-network, edge, subscribers and talents with the aid of capital and ecology power. The Company will create ecological cooperation and strengthen strategic collaboration to jointly expand the ecosphere. The Company will also optimise its organization, team and workflow to enhance operation and servicing capabilities. The Company will unleash development impetus by combining the capital market and customer market closely together. The Company will also deepen reform, promote green development and strive to create new development space.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following table is a summary of the consolidated financial summary of the Group as at 31 December 2018, 2019, 2020 and 30 June 2021 respectively, as extracted from the 2018, 2019 and 2020 annual reports and 2021 interim report of the Company respectively.

	As at 31 December 2018	As at 31 December 2019	As at 31 December 2020	As at 30 June 2021
	(audited) RMB million	(audited) RMB million	(audited) RMB million	(unaudited) RMB million
Cash and Bank Deposits	23,480	24,419	33,092	37,237
Total Assets	663,382	703,131	715,096	706,478
Current Liabilities	258,920	264,661	271,142	268,935
Non-current Liabilities	60,363	83,430	77,779	61,869
Total Liabilities	319,283	348,091	348,921	330,804
Total Equity (Net Assets)	344,099	355,040	366,175	375,674

At the end of 2020, cash and bank deposits amounted to RMB33,092 million (2019: RMB24,419 million). In 2020, the Group continued to maintain a solid financial position. At the end of 2020, the total assets amounted to RMB715,096 million representing a slight increase of 1.7% from RMB703,131 million at the end of 2019. Total liabilities was stable and amounted to RMB348,921 million with only a slight increase of 0.2% from RMB348,091 million at the end of 2019.

The net increase in cash and cash equivalents for year 2020 was RMB3,076 million and the net increase in cash and cash equivalents for year 2019 was RMB4,098 million. In 2020, the net cash inflow from operating activities was RMB132,260 million, representing an increase of 17.5% from year 2019. This was mainly because the Company strengthened the management of accounts receivable and more subscribers applied the pre-paid method, so as to increase the net cash inflow from operating activities. In 2020, the net cash outflow used in investing activities was RMB87,077 million, representing an increase of 12.8% from year 2019. The increase was mainly because of the increase in capital expenditure on supporting the development of 5G and Industrial Digitalisation service. In 2020, the net cash outflow in financing activities was RMB42,107 million, representing an increase of 34.6% from year 2019. The main reason was that the Company controlled the scale of indebtedness within a reasonable level, resulting in decline in the cash inflow from loans.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following table is a summary of the free cash flow of the Group for the three years ended 31 December 2018, 2019 and 2020 and six months ended 30 June 2021 respectively, as extracted from the 2018, 2019 and 2020 annual reports and 2021 interim report of the Company respectively.

	For the year ended 31 December 2018	For the year ended 31 December 2019	For the year ended 31 December 2020	For the six months ended 30 June 2021
	(audited) RMB million	(audited) RMB million	(audited) RMB million	(unaudited) RMB million
Free Cash Flow #2	22,457	21,725	14,276	26,782

#2:	Free cash flow is calculated based on EBITDA minus capital expenditure, income tax and depreciation charge for right-of-use assets other than land-use rights.

In 2020, the Group’s free cash flow amounted to RMB14,276 million and in the first half of 2021, free cash flow amounted to RMB26,782 million, representing a significant increase of approximately 87.6% from the year ended 31 December 2020.

We understand from the Company that the Group handles cash inflow from its operations, including placing of deposits, through approximately 13 major cooperative commercial banks from time to time. In selecting banks for placing cash deposits and financing, the Group will take into consideration of various factors, including but not limited to the interest rates offered by the bank, credit rating, the Group’s business relationship with the bank and the amount of credit facilities granted by the bank.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

B.	Information of China Telecommunications Corporation and China Telecom Finance

China Telecommunications Corporation is a state-owned enterprise, and its principal business is investment holding of companies which are primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses.

China Telecom Finance, a non-banking financial institution legally established with the approval of the CBIRC, is a limited liability company incorporated in the PRC on 8 January 2019 as approved by the relevant PRC government authorities, including but not limited to the CBIRC, for the purpose of providing capital and financial management services to the member units of the Parent Company.

C.

Principal Terms of the New Engineering Framework Agreement, New Ancillary Telecommunications Services Framework Agreement and the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the Proposed Annual Caps

(I)	New Engineering Framework Agreement

The Existing Engineering Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Engineering Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Engineering Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the New Engineering Framework Agreement, China Telecommunications Corporation and/or its associates provide to the Group services such as engineering design, engineering construction and/or engineering supervision services (“Engineering Services”). The charges payable for such Engineering Services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Engineering Framework Agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference. According to applicable laws, the charges payable for the design or supervision of engineering projects with a value of over RMB1,000,000 or engineering construction projects with a value of over RMB4,000,000 shall be the tender award price, which is determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the final confirmed price in the relevant tender process. The tender process will involve, among other things, (i) publication of public tendering invitation by the Company; (ii) participation of no less than three bidders in relation to the above public tendering; (iii) result assessments to be made by a bid evaluation expert based on a scoring mechanism applied to each bidder; including but not limited to the qualification requirements and business technical requirements; (iv) the entering into of contract between the Group and the selected bidder; and (v) the adherence to the Group’s internal guideline governing the Group’s public bidding policy and procedures. The Company will strictly follow the applicable laws and regulations and the bidding rules, and select the final bidder based on the assessment made by the bid evaluation experts. In the circumstances there are amended rules or regulations in respect of tender scope and scale of the engineering construction projects promulgated by PRC laws and regulations during the term of the agreement, both parties agreed to apply such amended rules and regulations.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In terms of the same service provided under the New Engineering Framework Agreement, the Group shall have the priority to use the services provided by China Telecommunications Corporation and/or its associates, if the terms and conditions offered by an Independent Third Party to the Group are no better than those offered by China Telecommunications Corporation and/or its associates. China Telecommunications Corporation and/or its associates undertake to the Group that China Telecommunications Corporation and/or its associates will not provide services to the Group which are less favourable than the terms offered by China Telecommunications Corporation and/or its associates to a third party. China Telecommunications Corporation and/or its associates are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. However, if China Telecommunications Corporation and/or its associates fail to meet the Group’s demand under the agreement or terms offered by an Independent Third Party are more favourable than those offered by China Telecommunications Corporation and/or its associates, the Group is entitled to obtain such service from an Independent Third Party.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

During the current term of the Existing Engineering Framework Agreement from 1 January 2019 to the date of the Circular, the Company has engaged Independent Third Parties to provide services mentioned in the Existing Engineering Framework Agreement and thereby, has been able to obtain information on the rates charged by Independent Third Parties for similar and comparable transactions. For the sake of prudence and enhanced corporate governance, the Group would generally obtain information on the market rates by selecting services providers for most of the services mentioned in the Existing Engineering Framework Agreement through tender processes which were in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”. During the current term of the Existing Engineering Framework Agreement from 1 January 2019 to the date of the Circular, the Company had rarely encountered situations where fewer than three tenderers were solicited, in light of the considerable number of market participants providing the relevant services. In the event that fewer than three tenderers are solicited, the Group would adopt corresponding measures strictly in accordance with the nation’s relevant laws and regulatory requirements and internal control procedures as appropriate in light of the circumstances, and to conduct a further tender process after analysing the reasons for the unsuccessful tender in accordance with laws and if fewer than three tenderers are solicited even after the further tender, after obtaining approval pursuant to the Company’s internal control management requirements, to adopt open evaluation of two qualified tenderers or to end the tender process, or to adopt other methodologies to conduct relevant procurements. The Group has adopted internal management measures on tender processes which are commensurate with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”, and has adopted the relevant management measures including the “China Telecom Group Management Measures on Procurement” and the “China Telecom Group Management Measures on Procurement, Invitation for Tenders and Placing of Tenders”. The procurement management department and the internal audit department of the Company are responsible for monitoring whether such internal measures have been adhered to in the tender processes.

We have reviewed three Engineering Services contracts entered into between the Group and Independent Third Parties (dated 23 August 2019, 27 August 2019 and 28 August 2020) and note that the Company had engaged Independent Third Parties to provide the Engineering Services as mentioned above. We are informed by the management that the information on the market rates of most of the Engineering Services were obtained through tender processes which were in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” and involved, among other things, (i) publication of public tendering invitation by the Company; (ii) participation of no less than three bidders in relation to the above public tendering; (iii) result assessments to be made by a bid evaluation expert based on a scoring mechanism applied to each bidder; including but not limited to the qualification requirements and business technical requirements; (iv) the entering into of contract between the Group and the selected bidder; and (v) the adherence to the Group’s internal guideline governing the Group’s public bidding policy and procedures. The Company strictly followed the applicable laws and regulations and the bidding rules, and selected the final bidder based on the assessment made by the bid evaluation experts.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have also reviewed three Engineering Services contracts entered into between the Group and China Telecommunications Corporation (dated 23 April 2019, 13 May 2019 and 23 June 2020) and note that the Company has followed the pricing policy as set forth above through a bidding process. In particular, we note that the pricing terms in such three samples we reviewed demonstrated that the discounts offered by China Telecommunications Corporation and/or its associates are higher than the discounts offered by Independent Third Parties.

In addition, we have reviewed the Company’s “2017 internal notice governing the continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates” and we note that internal control procedures including, but not limited to, internal guidance on pricing mechanism and operational procedures regarding these continuing connected transactions were in place. In the event that fewer than three tenderers are solicited, the Group would adopt corresponding measures strictly in accordance with the nation’s relevant laws and regulatory requirements and internal control procedures as appropriate in light of the circumstances, and to conduct a further tender process after analysing the reasons for the unsuccessful tender in accordance with laws and if fewer than three tenderers are solicited even after the further tender, after obtaining approval pursuant to the Company’s internal control management requirements, to adopt open evaluation of two qualified tenderers or to end the tender process, or to adopt other methodologies to conduct relevant procurements. As mentioned above, according to the Company, during the current term of the Existing Engineering Framework Agreement from 1 January 2019 to the date of the Circular, the Company had rarely encountered situations where fewer than three tenderers were solicited, in light of the considerable number of market participants providing the relevant services.

As mentioned above, the Group has adopted internal management measures on tender processes in line with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”, and has adopted the relevant management measures including the “China Telecom Group Management Measures on Procurement” and the “China Telecom Group Management Measures on Procurement, Invitation for Tenders and Placing of Tenders”. We have reviewed the Company’s “2019 internal notice relating to management of procurement process” and confirmed from the six samples we have reviewed above that the Company has maintained a bidding process for procurement of Engineering Services. The six samples of Engineering Services contracts were selected by the Company on a random basis and we note that the terms of such contracts have been properly authorized by the Company. Accordingly, we consider that the above sample size is sufficient, fair and representative in concluding our view that the pricing policies were properly followed.

Based on the above analysis, we confirm that the Group has appropriate internal control procedures in place to determine the estimated market prices for the Engineering Services and safeguard the interests of the Company and its Shareholders and that the pricing and other terms to the Group set out in the New Engineering Framework Agreement are conducted in the ordinary and usual course of business and on normal commercial terms.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Annual Caps for the three years ending 31 December 2021 and the historical transaction amounts, and the Proposed Annual Caps for the three years ending 31 December 2024

Existing Engineering Framework Agreement	Annual Caps for the year ended 31 December 2019	Annual Caps for the year ended 31 December 2020	Annual Caps for the year ending 31 December 2021
Annual Caps for the three years ending 31 December 2021	RMB23,000 million	RMB30,000 million	RMB32,000 million

Existing Engineering Framework Agreement	Audited historical amount for the year ended 31 December 2019	Audited historical amount for the year ended 31 December 2020	Unaudited historical amount for the six months ended 30 June 2021
Historical Amount	RMB14,014 million	RMB15,046 million	RMB5,569 million
Utilisation Rate (%)	60.93%	50.15%	34.81	% #

New Engineering Framework Agreement	Proposed Annual Caps	Proposed Annual Caps	Proposed Annual Caps
	for the year ending	for the year ending	for the year ending
	31 December 2022	31 December 2023	31 December 2024
Proposed Annual Caps for the three years ending 31 December 2024	RMB19,000 million	RMB19,000 million	RMB19,000 million
Year-on-year change (%)	- 40.63%	0%	0%

#

The utilisation rate of unaudited historical amount for the six months ended 30 June 2021 is calculated on an annualized basis (i.e. RMB5,569 million * (12/6)/RMB32,000 million), for comparison purpose only.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As far as the Directors are aware, none of the Annual Caps of the Existing Engineering Framework Agreement for the year ending 31 December 2021 has been exceeded as at the Latest Practicable Date. As stated in the Letter from the Board, each of the Proposed Annual Caps of the New Engineering Framework Agreement for the three years ending 31 December 2022, 2023 and 2024 have been determined by reference to the nature of the transactions contemplated under the agreement, the existing scale and operations of the Company’s business, the business plan of the Company and the inflationary pressures for the three years ending 31 December 2022, 2023 and 2024. The consideration under the New Engineering Framework Agreement will be satisfied in cash and no payment will be made on a deferred basis.

As shown in the table above, the Proposed Annual Cap for the year ending 31 December 2022 in relation to the New Engineering Framework Agreement represents a year-on-year decrease of approximately 40.63% from the previous year, with no changes for the Proposed Annual Caps for the two years ending 31 December 2023 and 31 December 2024. Based on our discussion with the management of the Group, the Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Engineering Framework Agreement are determined mainly with reference to historical transactions between the Group and China Telecommunications Corporation and/or its associates and the estimated capital expenditure structure in future which will be adjusted taking into account of evolving technologies and technology- driven market conditions. The decrease in the Proposed Annual Caps in relation to the New Engineering Framework Agreement was due to the low utilisation rates of the historical amounts for the year ended 31 December 2019, the year ended 31 December 2020 and the six months ended 30 June 2021 (calculated on an annualized basis) in relation to the Existing Engineering Framework Agreement at approximately 60.93%, 50.15% and 34.81% respectively, as a result of the promotion of 5G network co- building and co-sharing. The Group persists in steady and precise investment strategy and continuously optimises investment structure to invest in more adaptive business development with an investment focus on emerging fields such as 5G and Industrial Internet.

As disclosed in the section “A. Information of the Group” above, the capital expenditure of the Group has increased steadily over the last three financial years ended 31 December 2020, increasing from RMB74,940 million for the year ended 31 December 2018 to RMB84,800 million for the year ended 31 December 2020, an increase of almost approximately RMB10 billion or over approximately 13%. In the first half of 2021, capital expenditure was RMB27,005 million.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We note in the table above that the utilisation rates of the historical amounts for the year ended 31 December 2020 and the six months ended 30 June 2021 (calculated on an annualized basis) in relation to the Existing Engineering Framework Agreement are only approximately 50.15% and 34.81% respectively. It is the Company’s view that the low utilisation rates are a result of the promotion of 5G network co-building and co- sharing and therefore we concur with the Company’s view to reduce the Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024. For illustrative purpose only, at the Proposed Annual Cap of RMB19,000 million for each of the three years ending 31 December 2024, the calculated utilisation rate based on the last annual historical transaction amount for the year ended 31 December 2020 would represent approximately 79.19%. Hence, we consider that the adjustment of the Proposed Annual Caps for each of the three years ending 31 December 2024 to RMB19,000 million is fair and reasonable.

(II)	New Ancillary Telecommunications Services Framework Agreement

The Existing Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Ancillary Telecommunications Services Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Ancillary Telecommunications Services Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement. However, if the Group has to obtain the same type of services from a third party at a greater cost, China Telecommunications Corporation and/or its associates cannot terminate the provision of such services to the Group.

Pursuant to the New Ancillary Telecommunications Services Framework Agreement, China Telecommunications Corporation and/or its associates provide the Group with ancillary telecommunications services such as installation of telephones and residential telephone lines, repair of residential telephone lines, customer services, telecommunications terminal equipment, air conditioners and telephone booths, maintenance of fire equipment, production and consignment of sim cards and collection of telephone tariff on the Group’s behalf (“Ancillary Telecommunications Services”). The charges payable for the services under the New Ancillary Telecommunications Services Framework Agreement are calculated on the following basis:

(1)

market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Ancillary Telecommunications Services Framework Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the New Ancillary Telecommunications Services Framework Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

During the current term of the Existing Ancillary Telecommunications Services Framework Agreement from 1 January 2019 to the date of the Circular, the Company has engaged Independent Third Parties to provide services set out in the Existing Ancillary Telecommunications Services Framework Agreement and thereby, has been able to obtain information on the rates charged by Independent Third Parties for similar and comparable services. In determining the market prices by identifying at least two similar and comparable transactions, depending on the potential transaction values, the Company would either initiate a tender process in accordance with the internal management measures on procurement and tender processes which are commensurate with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or through open procurement of not less than two prices of similar and comparable transactions by Independent Third Parties for comparative selection, price enquiries or competitive negotiation. In conducting open procurement, and where it is not practicable to use the above methods to ascertain the market rates, the Company would consider for reference the prices determined by public tender processes for similar recent transactions in other comparable geographical areas, the prices determined by public tender processes for past similar transactions in the same geographical areas, as well as the prices determined by public tender processes for both recent and past similar transactions of other companies in the same geographical areas in order to ensure that the market rates are used for the continuing connected transactions. Where it is not practicable to consider the profit margins of two similar and comparable transactions with Independent Third Parties, and a reasonable profit margin has to be determined, the Company would normally consider for reference the recent profit margins of enterprises engaging in providing similar services in other industries. During the current term of the Existing Ancillary Telecommunications Services Framework Agreement from 1 January 2019 to the date of the Circular, in light of the considerable number of market participants providing the relevant services, the Company had rarely encountered situations where it had to determine the “reasonable profit margin’ in the abovementioned ways, and did not encounter significant difficulty when practically implementing the methodologies for determining market rates.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In terms of the same service provided under the New Ancillary Telecommunications Services Framework Agreement, the Group is entitled to accord priority to China Telecommunications Corporation and/or its associates to provide such service, if the terms and conditions offered by an Independent Third Party to the Group are no better than those offered by China Telecommunications Corporation and/or its associates. China Telecommunications Corporation and/or its associates undertake to the Group that China Telecommunications Corporation and/or its associates will not provide services to the Group which are less favourable than the terms offered by China Telecommunications Corporation and/or its associates to a third party. China Telecommunications Corporation and/or its associates are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. However, if China Telecommunications Corporation and/or its associates fail to meet the Group’s demand under the agreement or terms offered by an Independent Third Party are more favourable than those offered by China Telecommunications Corporation and/or its associates, the Group is entitled to obtain such service from an Independent Third Party.

We are informed by the management that in determining the market prices by identifying at least two similar and comparable transactions, depending on the potential transaction values, the Company would either (i) initiate a tender process in accordance with the internal management measures on procurement and tender processes which are commensurate with “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”; or (ii) through open procurement of not less than two prices of similar and comparable transactions by Independent Third Parties for comparative selection, price enquiries or competitive negotiation.

We have reviewed three Ancillary Telecommunications Services contracts entered into between the Group and Independent Third Parties (dated 31 March 2021, 8 May 2021 and 1 July 2021) and we note that the Company has followed the pricing policy as set forth above. In conducting open procurement, and where it is not practicable to use the above methods to ascertain the market rates, the Company would consider for reference (i) the prices determined by public tender processes for similar recent transactions in other comparable geographical areas; (ii) the prices determined by public tender processes for past similar transactions in the same geographical areas; and (iii) the prices determined by public tender processes for both recent and past similar transactions of other companies in the same geographical areas, in order to ensure that the market rates are used for the continuing connected transactions.

We have also reviewed three Ancillary Telecommunications Services contracts entered into between the Group and China Telecommunications Corporation (dated 1 January 2020, 2 December 2020 and 31 March 2021) and note that the Company has followed the pricing policy as set forth above. In particular, we note that the pricing terms in such three samples we reviewed demonstrated that the terms offered by China Telecommunications Corporation and/or its associates are similar to or better than those offered by Independent Third Parties.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In addition, we have reviewed the Company’s “2017 internal notice governing the continuing connected transactions between the Company and China Telecommunications Corporation and/or its associates” and we note that internal control procedures including, but not limited to, internal guidance on pricing mechanism and operational procedures regarding these continuing connected transactions were in place. In the event that fewer than three tenderers are solicited, the Group would adopt corresponding measures strictly in accordance with the nation’s relevant laws and regulatory requirements and internal control procedures as appropriate in light of the circumstances, and to conduct a further tender process after analysing the reasons for the unsuccessful tender in accordance with laws and if fewer than three tenderers are solicited even after the further tender, after obtaining approval pursuant to the Company’s internal control management requirements, to adopt open evaluation of two qualified tenderers or to end the tender process, or to adopt other methodologies to conduct relevant procurements. As mentioned above, according to the Company, during the current term of the Existing Ancillary Telecommunications Services Framework Agreement from 1 January 2019 to the date of the Circular, the Company had rarely encountered situations where fewer than three tenderers were solicited, in light of the considerable number of market participants providing the relevant services.

As mentioned above, the Group has adopted internal management measures on tender processes in line with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC”, and has adopted the relevant management measures including the “China Telecom Group Management Measures on Procurement” and the “China Telecom Group Management Measures on Procurement, Invitation for Tenders and Placing of Tenders”. We have reviewed the Company’s “2019 internal notice relating to management of procurement process” and confirmed from the six samples we have reviewed above that the Company has maintained a bidding process for procurement of Ancillary Telecommunications Services. The six samples of Ancillary Telecommunications Services contracts were selected by the Company on a random basis and we note that the terms of such contracts have been properly authorized by the Company. Accordingly, we consider that the above sample size is sufficient, fair and representative in concluding our view that the pricing policies were properly followed.

Based on the above analysis, we confirm that the Group has appropriate internal control procedures in place to determine the estimated market prices for the Ancillary Telecommunications Services and safeguard the interests of the Company and its Shareholders and that the pricing and other terms to the Group set out in the New Ancillary Telecommunications Services Framework Agreement are conducted in the ordinary and usual course of business and on normal commercial terms.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Annual Caps for the three years ending 31 December 2021 and the historical transaction amounts, and the Proposed Annual Caps for the three years ending 31 December 2024

Existing Ancillary Telecommunications Services Framework Agreement	Annual Caps for the year ended 31 December 2019	Annual Caps for the year ended 31 December 2020	Annual Caps for the year ending 31 December 2021
Annual Caps for the three years ending 31 December 2021	RMB22,000 million	RMB24,000 million	RMB26,500 million

Existing Ancillary Telecommunications Services Framework Agreement	Audited historical amount for the year ended 31 December 2019	Audited historical amount for the year ended 31 December 2020	Unaudited historical amount for the six months ended 30 June 2021
Historical Amount	RMB18,571 million	RMB18,903 million	RMB10,158 million
Utilisation Rate (%)	84.41%	78.76%	76.66	% #

New Ancillary Telecommunications Services Framework Agreement	Proposed Annual Caps for the year ending 31 December 2022	Proposed Annual Caps for the year ending 31 December 2023	Proposed Annual Caps for the year ending 31 December 2024
Proposed Annual Caps for the three years ending 31 December 2024	RMB26,500 million	RMB27,500 million	RMB29,000 million
Year-on-year change (%)	0%	3.77%	5.45%

#

The utilisation rate of unaudited historical amount for the six months ended 30 June 2021 is calculated on an annualized basis (i.e. RMB10,158 million * (12/6)/RMB26,500 million), for comparison purpose only.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As far as the Directors are aware, none of the Annual Caps of the Existing Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2021 has been exceeded as at the Latest Practicable Date. As stated in the Letter from the Board, each of the Proposed Annual Caps of the New Ancillary Telecommunications Services Framework Agreement for the three years ending 31 December 2022, 2023 and 2024 have been determined by reference to the nature of the transactions contemplated under the agreement, the existing scale and operations of the Company’s business, the business plan of the Company and the inflationary pressures for the three years ending 31 December 2022, 2023 and 2024. The consideration under the New Ancillary Telecommunications Services Framework Agreement will be satisfied in cash and no payment will be made on a deferred basis.

As shown in the table above, the Proposed Annual Cap for the year ending 31 December 2022 in relation to the New Ancillary Telecommunications Services Framework Agreement is the same as the annual cap for the previous financial year and the slight increases in the Proposed Annual Caps for the two years ending 31 December 2023 and 2024 represent year-on-year increase of only approximately 3.77% and 5.45% respectively. Based on our discussion with the management of the Group, the Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Ancillary Telecommunications Services Framework Agreement are determined mainly with reference to historical transactions between the Group and China Telecommunications Corporation and/or its associates, current market rate and estimated volume of Ancillary Telecommunications Services in the next three years. The increase in the volume of Ancillary Telecommunications Services in the future will be driven by the gradual expansion of the scale in subscribers, business volume and network scale of the Group year on year which leads to the continuous increase in business volume of the services for corporate development, customers retention, outsourced network repairs, installation and relocation of equipment.

Accordingly, we note in the table above that the utilisation rates of the historical amounts for the year ended 31 December 2020 and the six months ended 30 June 2021 (calculated on an annualized basis) in relation to the Existing Ancillary Telecommunications Services Framework Agreement have already reached a high level of approximately 78.76% and 76.66% respectively, and therefore we concur with the Company’s view to maintain the same amount of Proposed Annual Cap for the year ending 31 December 2022 and slightly increase the Proposed Annual Caps for the two years ending 31 December 2023 and 2024 due to the reasons stated above, which is considered fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(III)	Deposit services contemplated under the China Telecom Financial Services Framework Agreement

On 22 October 2021, the Company and China Telecom Finance entered into the China Telecom Financial Services Framework Agreement. Pursuant to the China Telecom Financial Services Framework Agreement, China Telecom Finance agreed to provide financial services to the Group, including deposit services, loan and bill discounting services and other financial services.

We have reviewed the China Telecom Financial Services Framework Agreement, the principal terms of the deposit services contemplated under are set out as below:

Date:

22 October 2021

Parties:

(i)	The Company

(ii)	China Telecom Finance

Effective Period of the Agreement:

The China Telecom Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties, affixed with their respective company chops or contract chops and considered or approved by the authorised body of both parties (if applicable), and shall remain valid commencing from 1 January 2022 until 31 December 2024. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement. The provision of deposit services contemplated under the China Telecom Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Service Scope:

According to the China Telecom Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to the Group:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	assisting collection and payment of transaction amounts;

(iii)	provision of guarantees;

(iv)	acceptance of bills and discounted bills;

(v)	entrusted loans;

(vi)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vii)	acceptance of money deposit;

(viii)	arrangement of loan and finance lease;

(ix)	approved insurance agency business;

(x)	underwriting services of the Group’s corporate bonds;

(xi)	consumer credits, buyer credits and finance lease of the products of the Group; and

(xii)	other businesses as approved by the CBIRC*.

*

Pursuant to Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), depending on actual development needs and subject to fulfilment of regulatory requirements, China Telecom Finance can apply to CBIRC to carry on other businesses, which include providing consumer credits, buyer credits and finance lease of the products of the member units.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Upon the agreement becoming effective, the above services numbered (ix) to (xii) can be provided by China Telecom Finance in accordance with the business scope as approved by CBIRC.

Pricing Policy for Deposit Services:

The deposit interest rates offered by China Telecom Finance to the Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

For the respective specific transactions under the China Telecom Financial Services Framework Agreement entered into between the Company and China Telecom Finance, under the same conditions, the Group should, in principle, choose the services provided by China Telecom Finance. If the Group considers it is appropriate and beneficial to the Group, the Group has the discretion to engage one or more major cooperative commercial banks of the Group as its financial services providers.

By adopting the pricing policy as stated above, the Company can ensure the Group’s deposit interest rates and terms will be equivalent to or higher than those interest rates and terms of the same type of deposit services for the same period offered by the major cooperative commercial banks of the Group. Based on the above, we consider the pricing policy is fair and reasonable, and can ensure the said terms for the deposit services are conducted on normal commercial terms or better, which is in the interests of the Company and the Independent Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Annual Caps for the three years ending 31 December 2021 and the historical transaction amounts, and the Proposed Annual Caps for the three years ending 31 December 2024

Deposit services	Annual Caps for the year ended 31 December 2019	Annual Caps for the year ended 31 December 2020	Annual Caps for the year ending 31 December 2021
contemplated under
the Existing China Telecom
Financial Services
Framework Agreement
Maximum daily balance of deposits (including accrued interest) deposited by the Group with China Telecom Finance	RMB50,000 million	RMB55,000 million	RMB60,000 million

Deposit services	Unaudited historical amount for the year ended 31 December 2019	Unaudited historical amount for the year ended 31 December 2020	Unaudited historical amount for the six months ended 30 June 2021 contemplated under
the Existing China Telecom
Financial Services
Framework Agreement
Historical Amount	RMB8,458 million	RMB22,530 million	RMB20,587 million
Utilisation Rate (%)	16.92%	40.96%	68.62	% #

Deposit services	Proposed Annual Caps for the year ending 31 December 2022	Proposed Annual Caps for the year ending 31 December 2023	Proposed Annual Caps for the year ending 31 December 2024
contemplated under
the China Telecom
Financial Services
Framework Agreement
Maximum daily balance of deposits (including accrued interest) to be deposited by the Group with China Telecom Finance	RMB60,000 million	RMB60,000 million	RMB60,000 million
Year-on-year change (%)	0%	0%	0%

#

The utilisation rate of unaudited historical amount for the six months ended 30 June 2021 is calculated on an annualized basis (i.e. RMB20,587 million * (12/6)/ RMB60,000 million), for comparison purpose only.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As far as the Directors are aware, none of the Annual Caps of the Existing China Telecom Financial Services Framework Agreement for the year ending 31 December 2021 has been exceeded as at the Latest Practicable Date. As stated in the Letter from the Board, each of the Proposed Annual Caps of the China Telecom Financial Services Framework Agreement for the three years ending 31 December 2022, 2023 and 2024 have been determined by reference to the nature of the transactions contemplated under the agreement and the expected financial management arrangement of the Company for the three years ending 31 December 2022, 2023 and 2024.

As shown in the table above, the Proposed Annual Cap for the year ending 31 December 2022 in relation to the deposit services contemplated under the China Telecom Financial Services Framework Agreement is the same as the annual cap for the previous financial year, with no year-on-year increase in the Proposed Annual Caps for the two years ending 31 December 2023 and 2024.

Based on our discussion with the management of the Group, the Proposed Annual Caps (maximum daily balance of deposits (including accrued interest) to be deposited by the Group with China Telecom Finance) of the expected deposit services contemplated under the China Telecom Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 have taken into consideration the following factors:

1.

The Company has issued A shares on the Shanghai Stock Exchange and the proceeds from the listing is approximately RMB47.516 billion, which will be gradually utilised for 5G Industrial Internet Construction Project, Cloud-network integration new information infrastructure project and Research and development project of sci-tech innovation in the next three years, and increase the amount of deposits of the Company and the amount of deposits with China Telecom Finance at a particular point of time;

2.

The external settlement payment of the Company is mainly conducted through China Telecom Finance. Following the increase in the scale of business and operation of the Company, the reserved settlement fund deposited with China Telecom Finance will simultaneously increase;

3.

The Company has obtained approval from shareholders for the issuance of debentures denominated in local or foreign currencies with an aggregate amount of RMB90 billion. The Company will fully maintain the flexibility on financing and increase the amount of deposits of the Company and the amount of deposits with China Telecom Finance at a particular point of time in the event of additional capital needs.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Accordingly, we note in the table above that the utilisation rates of the historical amounts for the year ended 31 December 2020 and the six months ended 30 June 2021 (calculated on an annualized basis) in relation to the Existing China Telecom Financial Services Framework Agreement have already reached a level of approximately 40.96% and 68.62% respectively, and due to the reasons stated above relating to the increase in the Company’s expected demand for deposit services in the coming three years, in particular, the proceeds raised from the A-share listing of approximately RMB47.516 billion, we therefore concur with the Company’s view to maintain the same amount of Proposed Annual Cap for each of the three years ending 31 December 2024 (as compared to that of the year ending 31 December 2021), which is considered fair and reasonable.

We are informed by the Company that China Telecom Finance does not charge any fees relating to deposits placed with them and therefore, the net interest rates offered by China Telecom Finance are better than that offered by other commercial banks which charge related fees. Accordingly, we confirm that the Company is able to ensure that the interest rates and terms for the deposits placed by the Group with China Telecom Finance are on normal commercial terms or better.

According to the Group’s published financial information, cash and bank deposits of the Group as at 31 December 2018, 31 December 2019, 31 December 2020 and 30 June 2021 were RMB23,480 million, RMB24,419 million, RMB33,092 million and RMB37,237 million, respectively. According to the Company’s announcement dated 24 September 2021, the total net proceeds of the A Share Offering are approximately RMB47,516 million. Including the proceeds from the over-allotment of A Shares, all the proceeds will be used on the three investment projects of the Company, namely 5G Industrial Internet Construction Project, the Cloud-network integration new information infrastructure project and the Research and development project of sci-tech innovation. Please refer to “A. Information of the Group” section above for details. Hence, the average level of cash and bank deposits on the respective year end dates for the past three full financial years ended 31 December 2020 is approximately RMB26,997 million. On this basis, we estimate that the Group’s highest daily cash and bank deposits (not including the proceeds from financing described below, if any) for the year of 2021 may be in the range of approximately RMB74,513 million (i.e. the average level of cash and bank deposits on the respective year end dates for the past three full financial years ended 31 December 2020 plus total proceeds of A Share Offering as stated above) to RMB84,753 million (i.e. the cash and bank deposits as at 30 June 2021 plus total proceeds of A Share Offering as stated above), subject to gradual utilisation of the total proceeds of the A Share Offering for the three investment projects over time. Since the A Share Offering has significantly increased the highest daily cash and bank balance of the Group, as stated above ranging from RMB74,513 million to RMB84,753 million, which is significantly higher than the Proposed Annual Caps of RMB60,000 million for the three financial years ending 31 December 2024, accordingly, we consider the above basis and assumptions are fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have also reviewed the 2020 annual report and the 2021 interim report of the Company and note that the Company has built up new information infrastructure with 5G and cloud as the core, and stimulated increasing and diversified customer demand for integrated intelligent information services, which include:

(a)	Rapid 5G penetration with subscriber scale and value further expanded

Leveraging “5G + e-Surfing Cloud”, the Company provided its users with an excellent network experience as well as differentiated applications and services. The Company established a 5G member privilege system unique to China Telecom, launched exclusive privileges related to network, security, services and etc. The Company also cooperated with more than 30 top application partners to launch over 100 eco-privileges. Leveraging the features of high access speed and low latency, as well as edge computing capabilities of its 5G network, the Company rolled out a number of applications featuring 5G, including e-Surfing Cloud Drive, e-Surfing Ultra HD, Colour Ringback Tone with Video, e-Surfing Cloud VR and e-Surfing Cloud Game. The Company took the lead in the industry to launch 5G cloud mobile phone, namely “e-Surfing One”, which leveraged the capabilities of cloud-network integration to break through performance bottlenecks for devices and facilitated the accelerating popularization of 5G devices. The Company’s 5G consumer service achieved a promising start, enabling a scale expansion of its mobile subscriber market with value. As of the end of 2020, the total number of the Company’s mobile subscribers reached 351 million, representing a net addition of 15.45 million and expanding its market share to 22.0%. The number of 5G package subscribers reached 86.50 million with a penetration rate of 24.6%. The total number of subscribers for applications featuring 5G exceeded 150 million, while the year-on-year decline for mobile ARPU continued to narrow. In the first half of 2021, the number of 5G package subscribers reached approximately 131 million with a penetration rate of 36.2% while the number of mobile subscribers was approximately 362 million with a net addition of 11.47 million. In the first half of 2021, to mainly support the scale development of 5G network and strengthen the competitive advantages on the network, the Company continuously invested in capital expenditure.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(b)	Convergence and upgrade of Smart Family services with its value contribution gradually becoming prominent

The Company comprehensively upgraded its family informatisation services. The Company promoted its “Triple-Gigabit” access service comprising 5G + Fibre Broadband + WiFi6 as well as its Whole-home WiFi service. The Company also optimised the Internet surfing experience of its subscribers, designed the e-Surfing Webcam product which integrates functionalities such as security, video, and wireless access as a whole. The Company stimulated families’ demand for cloud services and developed the DICT products and services portfolio for Smart Family to meet the increasingly diversified scenario-based demand from family customers. As a result, the value of the Company’s broadband access service was restored, with the value contribution from Smart Family services becoming prominent. In 2020, the number of the Company’s broadband subscribers reached 159 million. Revenue from wireline broadband access amounted to RMB71.9 billion, representing an increase of 5.1% over last year. Broadband access ARPU was RMB38.4, up by 0.8% over last year. The declining trend in both revenue and ARPU was turned around. Revenue from Smart Family reached RMB11.1 billion, representing an increase of 37.5% over last year. The broadband blended ARPU reached RMB44.4, representing an increase of 4.2% over last year. The value contribution from Smart Family continued to enhance. In the first half of 2021, wireline and Smart Family service revenues of the Company amounted to RMB57.4 billion, representing an increase of 5.2% year-on-year. The total number of wireline broadband subscribers reached 164 million, while revenue from broadband access reached RMB38.1 billion, representing a year-on-year growth of 7.9%. Broadband access ARPU maintained the rebounce momentum, reaching RMB39.4 and representing an increase of 2.9% over the same period of last year. Revenue from Smart Family reached RMB7.2 billion, representing an increase of 32.9% over the same period of last year. The total number of Whole-home WiFi and e-Surfing Webcam subscribers grew 99.5% and 231.9% compared to the same period of last year respectively.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(c)	Accelerating development of Industrial Digitalisation maintaining an upward trend

Capturing opportunities emerging from the digital transformation of the economy and society, the Company integrated emerging information technologies such as 5G and cloud, established a digitalised platform, re- packaged its fundamental capabilities to form new services, and accelerated its technological endowment. The Company pioneered 5G standalone (SA) scale commercialisation and rolled out customised 5G network to meet the differentiated demands from vertical industries for low latency, wide-area connectivity and network security, among others. Leveraging the technical features of 5G “Super Uplink”, edge cloud, and IoT, the Company built a series of benchmarks for various vertical industries such as industrial Internet, smart energy, smart healthcare and smart parks, and gradually launched 5G innovative applications such as remote control, machine vision, and Automated Guided Vehicles (AGV). As of the end of 2020, the Company had signed contracts with a total of nearly 1,900 customers for its 5G industry applications, with more than 1,100 use cases being launched. Focusing on the scenario-based demands from enterprises’ cloud migration, the Company continued to optimise its resource deployment for IDC and cloud. The Company strengthened its unified cloud service capabilities comprising public, private, dedicated and hybrid clouds, conducted proprietary research and development (R&D) of the key core technologies for e-Surfing Cloud, collaborated with more than 500 partners, and established a cloud product portfolio integrating cloud, data and intelligence. In 2020, revenue from the Company’s Industrial Digitalisation reached RMB84.0 billion, representing an increase of 9.7% year-on-year, maintaining the industry-leading position in terms of revenue size and market share. In the first half of 2021, Industrial Digitalisation service revenues amounted to RMB50,113 million, and increased by 16.8% over the same period of last year.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In addition, based on our discussion with the management of the Group, they confirmed that as China embarks on its 14th Five-Year Plan in 2021, the Company will enter a new stage of development and carry out new development principles and build new development models. Seizing the opportunities brought by the robust development of digital economy as well as the accelerated digital transformation of the society, the Company will propel thorough execution of “Cloudification and Digital Transformation” strategy on all fronts. The Company continues to deepen corporate reforms, having completed the initial public offering and listing of shares in the domestic capital market, and innovate mechanisms and systems, stimulate the vitality of enterprises and employees, expand ecological cooperation, and enhance sustainable development capabilities; strengthen sci-tech innovation with key technological breakthroughs as the core, expedite the construction of new information infrastructure by integrated development of 5G, cloud and artificial intelligence, which stimulates the ever-evolving social informatization needs in the integration scenario, continue to build digitalised platform, and actively empower internal and external digital transformation. Therefore, the Company is required to maintain requisite capital expenditure through financing to meet the needs of the Company’s future development. With the gradual expansion of the Company’s subscribers’ scale, business development and network scale year on year, it is expected that the future business expansion will drive the demand for deposit services correspondingly. On the basis of the above and in view of the capital expenditure for 5G development in the coming years, we consider that the Proposed Annual Caps for the deposit services (including accrued interest) under the China Telecom Financial Services Framework Agreement over the three years ending 31 December 2024 which are set at the same annual cap for the year ending 31 December 2021 with no year-on-year growth rates, are fair and reasonable so far as the Independent Shareholders are concerned.

With respect to the financing plans of the Group, we note from the 2020 annual report of the Company that, in 2020, the Company successfully issued (i) one tranche of company bonds to qualified investors with an aggregate principal amount of RMB2,000 million with a term of three years at an annual interest rate of 2.9% on the Shanghai Stock Exchange on 10 March 2020. The company bonds are unsecured and are payable on 9 March 2023; and (ii) 19 tranches of super short- term commercial papers with an aggregate principal amount of RMB60.5 billion, repayable by 12 March 2021. The proceeds were used to repay debt financing instruments due and replenish the Company’s working capital in the course of business operations (together, the “Issue of Past Debentures”). Also, we note from the notice of annual general meeting and the poll results of annual general meeting issued by the Company on 8 April 2021 and 7 May 2021 respectively that the Group has been approved to issue debentures denominated in local or foreign currencies, in one or more tranches in the PRC and overseas, including but not limited to, super short-term commercial papers, short-term commercial papers, medium term notes, perpetual bonds, company bonds, corporate bonds, convertible bonds, private placement notes, asset securitisation products and asset-backed notes, with a maximum aggregate outstanding repayment amount of such debentures of up to RMB90 billion. We have discussed with the management of the Group and are given to understand that, the Company anticipates new financial needs and financing plans will lead to an increase in cash balances (unused proceeds). On the basis of the above, we concur with the Group’s view that the demand for deposit services will remain high for the coming three years of 2022, 2023 and 2024 and setting the annual caps at RMB60 billion for all three years is considered fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

After considering the factors set out above, including the level of cash and bank deposit balances of the Group, especially with the total net proceeds from the A Share Offering of approximately RMB47,516 million, the Issue of Past Debentures and the possible financial needs and financing plans for the coming three years, the Group’s future business development and operational scale expansion, the Group’s demand for deposit services for the coming three years is expected to correspondingly increase. Accordingly, we are of the view that the maximum daily balance of deposits (including accrued interest) to be deposited by the Group with China Telecom Finance for the coming three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are fair and reasonable.

CAPITAL RISK CONTROL MEASURES

i.

As a non-banking financial institution established with the approval of the CBIRC, China Telecom Finance is subject to the direct routine supervision by the Beijing Regulatory Bureau, the designated institution appointed by the CBIRC. It abides by all applicable regulatory requirements, including capital adequacy ratio, liquidity ratio, ratio restriction on borrowing balances from banks and other financial institutions and outstanding guarantee to total capital, ratio restriction on short-term securities investment and long-term investment to total capital. Meanwhile, China Telecom Finance is also subject to the direct supervision of the People’s Bank of China to pay deposit reserve in full and timely manner.

ii.

In accordance with the relevant regulatory requirements of the CBIRC, the Parent Company undertakes to increase the capital of China Telecom Finance to resolve its financial difficulties in accordance with its actual needs if it encounters such difficulties in emergency situations. Specific measures include, but not limited to, providing liquidity support when China Telecom Finance encounters financial difficulties, and supplementing its capital in a timely manner when China Telecom Finance suffers financial losses resulting in capital erosion.

iii.

China Telecom Finance has established a complete corporate governance structure, including shareholders’ meeting, a board of directors, a supervisory committee and a management team, as well as professional committees established under the board of directors and management team, which ensures stable operation and effective supervision of China Telecom Finance. China Telecom Finance has established an internal control system and a dynamic updated mechanism covering all business areas and ensuring effective internal control and strict implementation of charters and policies through audit, examination and other measures. It has also set up a comprehensive risk management organisation structure.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

iv.

China Telecom Finance is a subsidiary of the Company and the Company is responsible for supervising China Telecom Finance to establish a core business system to ensure safe and stable operation. At present, the system has been connected with the commercial banking system and has reached the national security standards focused on commercial banks, providing assurance to information technology facilities, systems functions and performance to safeguard fund security.

v.

China Telecom Finance will provide sufficient information to the finance department of the Company (including copies of all regulatory reports required to be submitted to the CBIRC). The finance department of the Company will closely monitor the transactions under respective Financial Services Framework Agreements, check the maximum daily balance of deposits on daily basis to ensure that the relevant amounts will not exceed the applicable Annual Caps, and immediately review the relevant information in the regulatory reports, monthly financial statements and monthly deposits balance statements provided by China Telecom Finance. Follow-up measures will be taken immediately when problems are identified and the issues will be immediately reported to the management when appropriate.

INTERNAL CONTROL MEASURES

Applicable for the internal control measures of continuing connected transactions

The Company has formulated and strictly implemented various systems including the Administrative Measures of Related-party (Connected) Transactions of China Telecom Corporation Limited, the Working Guidance of Connected Transactions of China Telecom Corporation Limited and the Internal Control Manual of China Telecom Corporation Limited to ensure that connected transactions are entered into in accordance with pricing mechanisms and transaction models that are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

The relevant business departments of the Group, including but not limited to the procurement department and the cloud network operation department, and connected persons negotiate the pricing terms of the continuing connected transactions. These pricing terms shall be determined in accordance with the pricing policies as set out in the agreements of continuing connected transactions, which should be fair and reasonable and subject to the review of the finance department.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The legal department of the Company regularly analyses and oversees the execution of connected transactions to ensure that they are implemented in accordance with the relevant connected transactions agreements. The finance department initiates the daily management of connected transactions, including cooperating with the relevant business departments for account reconciliation with connected parties, regularly analysing the implementation of connected transactions together with business departments and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department incorporates such connected transactions into the scope of annual internal control assessment and reports the results to the management.

The auditors of the Company review the respective continuing connected transactions of the Company and confirm to the Board that the transactions have received the approval by the Board on an annual basis; the transactions have been entered into in accordance with the pricing policies as set out in the relevant agreements governing such transactions; and the transactions have been performed in accordance with the terms of the relevant agreements governing such transactions. Meanwhile, the auditors of the Company would confirm that the annual caps applicable to the respective continuing connected transactions entered into between the Company and its connected persons have not been exceeded.

The independent non-executive Directors of the Company will conduct annual review on the continuing connected transactions and confirm that the transactions have been entered into, and the agreements governing those transactions were entered into, by the Group in the ordinary and usual course of business; the transactions are on normal commercial terms or better; and have been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Board oversees the Company’s risk management and internal control systems, including internal control systems of connected transactions and the Board will, through the Audit Committee, conduct an annual review of the risk management and internal control systems for each financial year of the Company. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board would confirm that the Company’s risk management and internal control systems are solid, well-established, effective and sufficient.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Applicable for the internal control measures of China Telecom Financial Services Framework Agreement

In order to regulate the connected transactions between the Company and its connected persons with China Telecom Finance, based on the Company’s existing comprehensive system on connected transactions management, the Company and China Telecom Finance have formulated supplementary regulations including relevant measures on risk control management and risk disposal contingency plan to ensure that the continuing connected transactions on financial services between China Telecom Finance with the Group, the Parent Group, the CCS Group and the respective connected persons under the respective Financial Services Framework Agreements are effectively managed and controlled, and are conducted in compliance with relevant rules and connected transactions management system. Relying on the Group’s existing internal control regulation on capital management, financing and monetary funds management together with the enriched capital management experience of the management team and personnel of China Telecom Finance, the business activities regarding the relevant financial activities entered into between the Group and its connected persons with China Telecom Finance are thus effectively regulated.

The finance department of the Company is responsible for cross-checking the interest rates when the Group has deposit needs to ensure that China Telecom Finance will comply with the interest rates regulation of the People’s Bank of China and will also compare the interest rates and terms offered by 2 to 3 major cooperative commercial banks of the Group. Accordingly, the Company is able to ensure that the interest rates and terms for the deposits placed by the Group with China Telecom Finance are on normal commercial terms or better. The finance department of the Company will regularly check on a monthly basis the relevant interest rates and fees for other financial services and will compare the interest rates for deposit services, interest rates for loan and bill discounting services (or loans) and service fees charged for other financial services provided by China Telecom Finance to the Group, the Parent Group, the CCS Group and the respective connected persons under the respective Financial Services Framework Agreements to ensure that the interest rates and the terms are strictly in compliance with the respective pricing policies under the respective Financial Services Framework Agreements of the Group, the Parent Group, the CCS Group and the respective connected persons under the respective Financial Services Framework Agreements. China Telecom Finance will provide the finance department of the Company with such information and the finance department will also independently review such information. If there is any change on the regulation of interest rates promulgated by the People’s Bank of China, the finance department of the Company will communicate and discuss with China Telecom Finance to ensure that China Telecom Finance will correspondingly adjust the deposit interest rates in accordance with the relevant new regulation on applicable interest rates as promulgated by the People’s Bank of China and in compliance with the pricing policies of Financial Services Framework Agreements.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The finance department of the Company is also responsible for closely monitoring the deposit balance deposited by the Group with China Telecom Finance. The core business system of China Telecom Finance also provides the necessary support to the Company to monitor the relevant transaction information so as to ensure that the scale of deposit services does not exceed the applicable Annual Caps. Specifically, China Telecom Finance will, through the establishment of comprehensive and collaborative information technology measures, supervise the transactions conducted under the respective Financial Services Framework Agreements including the China Telecom Financial Services Framework Agreement. China Telecom Finance will set prescribed alert amounts and notification rules in its core business system for the respective applicable Annual Caps in accordance with the relevant Financial Services Framework Agreements. Such cap alerts will be set with the aim of ensuring appropriate adjustment measures will be taken in respect of the relevant transactions, and will usually be set to be automatically sent out when 80% of the Annual Caps (and thereafter when a higher percentage) are reached. The core business system of China Telecom Finance will timely compute the statistics of relevant transaction scale and automatically compare them with the prescribed alert amounts, and send out notification signals and instructions focusing on controlled transaction behaviour in accordance to the prescribed rules. China Telecom Finance will closely monitor the transaction status under each of the Financial Services Framework Agreements, and will examine and check the implementation status of the cap alert on a daily basis. The above system design will facilitate and ensure the actual transaction amount will not exceed the relevant Annual Caps under each of the respective Financial Services Framework Agreements.

Based on the capital risk control measures and internal control measures established by the Company as set out above, we have discussed with the management of the Group as to the implementation of the measures and have reviewed the relevant contents of the Administrative Measures of Related-party (Connected) Transactions of China Telecom Corporation Limited, the Working Guidance of Connected Transactions of China Telecom Corporation Limited and the Internal Control Manual of China Telecom Corporation Limited. Also, during our review of the twelve contract samples as stated above, we note that the Company has demonstrated that the above capital risk control measures and internal control measures have been properly implemented. Accordingly, we are of the view that the above measures can effectively manage the potential risks relating to the New Engineering Framework Agreement, New Ancillary Telecommunications Services Framework Agreement and China Telecom Financial Services Framework Agreement and help to ensure that the respective services will be conducted on normal commercial terms or better and are fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

D.

Reasons for and Benefits of entering into the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement and the China Telecom Financial Services Framework Agreement

According to the Letter from the Board, the Company is of the view that the reasons for and benefits of entering into the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement and the China Telecom Financial Services Framework Agreement are as follows:

New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement

The long-term cooperation between China Telecommunications Corporation and/ or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have, for a long time, set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

China Telecom Financial Services Framework Agreement

1.

Realisation of centralised capital management and enhancement of capital management efficiency: Relying on the account management system of China Telecom Finance and its industry capabilities as a deposit- taking financial institution, the Group is able to achieve centralised capital management for member units at all levels which have been otherwise dispersed in different commercial banks. Based on the management needs of the Group, China Telecom Finance provides a customised solution for centralisation, deposit and management of capital funds, enabling the Group to withdraw funds to meet its flexible funding needs at any time, in a timely and compliant manner and without any restriction.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.

Realisation of the maximisation of cost and operational efficiency: Serving as a platform for internal settlement, fund financing and capital management among the Group, the Parent Group, the CCS Group and the respective connected persons under the respective Financial Services Framework Agreements, China Telecom Finance provides deposit services, loan and bill discounting services and other financial services to facilitate internal settlement among all member units of the Parent Company (some of which are also customers of the Group) and to shorten the time required for fund transfer and turnover. Compared with the current approach that all member units individually arrange settlement through the bank accounts opened with respective commercial banks, China Telecom Finance can effectively improve the efficiency of fund settlement and collection between two parties. Through various measures to enhance the efficiency of internal settlement, China Telecom Finance can reduce the Group’s cost of capital and help to realise the maximisation of cost and operational efficiency.

3.

Full understanding and familiarity with the business needs of the Group: As China Telecom Finance only provides financial services to the member units of the Parent Company, it has a more direct and in-depth understanding on the telecommunications operation and communications services industry. China Telecom Finance is familiar with the capital structure, business operations, capital requirements and cash flow model of the member units of the Parent Company (including the Group), enabling it to be in a better position to anticipate the Group’s funding needs. It thereby allows the Group to more effectively allocate capital among subsidiaries and manage the existing funds and cash flow. Accordingly, China Telecom Finance can at any time provide flexible and convenient services to the Group which is more tailored to the specific needs of the Group at a lower cost and enables the Group to have a stable supply of financial services in the ordinary and usual course of business.

4.

Provision of favourable commercial terms: As a professional centralised capital management platform, in compliance with the relevant requirements of the People’s Bank of China on the interest rate and the regulatory requirements of the CBIRC on the fee standard (where applicable), China Telecom Finance will generally be able to provide the Group with transaction terms such as interest rates and fee rates no less favourable than those terms offered by the major cooperative commercial banks of the Group. Under normal circumstances, the deposit interest rates offered by China Telecom Finance to the Group shall not be lower than those offered by the major cooperative commercial banks for the same type of deposit services and for the same period and the loan interest rates shall not be higher than those offered by the major cooperative commercial banks for the same type of loan services and for the same period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

5.

Additional option for financial services provider: The respective Financial Services Framework Agreements are non-exclusive agreements and do not limit the Group’s rights in engaging any other banks or any financial institutions to satisfy its need for financial services. Therefore, entering into the Financial Services Framework Agreements will provide the Group with an additional financial services provider and also encourage all financial services providers to provide more competitive terms to the Group. Under the same conditions, giving priority to China Telecom Finance is also in the interest of the Group.

The Group, the Parent Group, the CCS Group and the respective connected persons under the respective Financial Services Framework Agreements have full discretion to freely select financial services providers to meet their financial service needs, and compare the rates and transactions terms offered by China Telecom Finance with those offered by other major cooperative commercial banks in accordance with their actual business needs. Therefore, the transactions contemplated under the respective Financial Services Framework Agreements are based on the actual business needs and are entered into in the ordinary and usual course of business of the Group, and are on normal commercial terms or better, and the agreement terms and conditions are fair and reasonable, and do not restrict member units to choose other commercial banks to meet their financial service needs. All member units will have one more choice of financial services provider which can encourage respective financial services providers to provide more competitive and attractive terms for financial services. For the reasons stated above, the transactions contemplated under the respective Financial Services Framework Agreements are in the interests of the Company and its shareholders as a whole.

We have reviewed the Approval on Commencement of Business of China Telecom Group Finance Co., Ltd. (《關於中國電信財務有限公司開業的批覆》) issued by the Beijing Regulatory Bureau of China Banking and Insurance Regulatory Commission on 24 December 2018 and note from our discussion with the management of the Group that, China Telecom Finance is subject to the supervision and regulation of the CBIRC and is required to comply with the rules, guidelines and operation regulations issued by the relevant regulatory authorities, including the Group’s pricing policies and the operation of which are required to comply with the guidelines issued by the CBIRC. Furthermore, the deposit interest rates offered by China Telecom Finance to the Group shall comply with the relevant requirements of the People’s Bank of China from time to time and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the Group. Under the same conditions, the interest rates and terms for the deposits services provided by China Telecom Finance to the Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units. In addition, China Telecom Finance is a non-banking financial institution legally established with the approval of the CBIRC. The capital risk of China Telecom Finance shall not be materially different from other major cooperative commercial banks of the Group as the capital risks will be managed through risk control measures as stipulated by the Group. On the basis of the above, we are of the view that the interests of the Shareholders will not be hindered by the deposit services contemplated under the China Telecom Financial Services Framework Agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Taking into account the benefits brought about by the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement and the deposit services contemplated under the China Telecom Financial Services Framework Agreement to the Group, and that the capital risk control measures and internal control measures above can ensure the pricing terms of the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement and the deposit services contemplated under the China Telecom Financial Services Framework Agreement are in compliance with the requirements of the relevant policies and are conducted on normal commercial terms or better, we therefore consider the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement and the deposit services contemplated under the China Telecom Financial Services Framework Agreement are entered into in the ordinary and usual course of business of the Group, and are on normal commercial terms or better and are fair and reasonable and in the interests of the Company so far as the Independent Shareholders are concerned.

RECOMMENDATION

Having considered the principal factors and reasons referred to above, in particular:

(1)

the financial performance, financial position and cash flow of the Group for the last three financial years ended 31 December 2018, 2019 and 2020 and the interim period for the six months ended 30 June 2021 as set out above;

(2)

the internal control measures and capital risk control measures for the continuing connected transactions contemplated under the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement and the China Telecom Financial Services Framework Agreement as set out above;

(3)

the expected demand for services contemplated under the New Engineering Framework Agreement and the New Ancillary Telecommunications Services Framework Agreement and the deposit services contemplated under the China Telecom Financial Services Framework Agreement over the three years ending 31 December 2024 and the respective reasons as set out above;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(4)

the benefits brought about to the Group by the respective services contemplated under the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement and the China Telecom Financial Services Framework Agreement as set out above;

(5)	the funds of the member units of the Group may be efficiently utilized with the China Telecom Financial Services Framework Agreement; and

(6)

the entering into of the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement and the China Telecom Financial Services Framework Agreement will be able to provide the Group with additional service providers and also encourage all service providers, including the connected persons of the Company and the Independent Third Parties, to provide more competitive terms to the Group;

we are of the opinion that the terms of the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement and the deposit services contemplated under the China Telecom Financial Services Framework Agreement are in the ordinary and usual course of business of the Group, are conducted on normal commercial terms (or better), and are fair and reasonable so far as the Independent Shareholders are concerned, and the said terms and the Proposed Annual Caps are in the interests of the Company and the Independent Shareholders as a whole. Accordingly, we would advise (i) the Independent Shareholders and (ii) the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the resolutions to approve the continuing connected transactions constituting the New Engineering Framework Agreement, the New Ancillary Telecommunications Services Framework Agreement and the deposit services contemplated under the China Telecom Financial Services Framework Agreement and the Proposed Annual Caps applicable thereto at the EGM.

Yours faithfully, For and on behalf of Trinity Corporate Finance Limited Joanne Pong Responsible Officer

Ms. Joanne Pong is a licensed person registered with the Securities and Futures Commission and a responsible officer of Trinity Corporate Finance Limited, which is licensed under the SFO to carry out Type 6 (advising on corporate finance) regulated activities. Ms. Joanne Pong has participated in the provision of independent financial advisory services for various transactions involving companies listed in Hong Kong and has over 18 years of experience in the corporate finance industry.

APPENDIX I	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS AND ASSETS

(i)

Mr. Ke Ruiwen, a Director of the Company, serves as the Chairman of China Telecommunications Corporation. Mr. Li Zhengmao, a Director of the Company, serves as a Director and the President of China Telecommunications Corporation. Mr. Shao Guanglu, a Director of the Company, serves as a Director of China Telecommunications Corporation. Mr. Liu Guiqing, a Director of the Company, serves as a Vice President of China Telecommunications Corporation. Madam Zhu Min, a Director of the Company, serves as the Chief Accountant of China Telecommunications Corporation and the Chairman of China Telecom Finance.

(ii)

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group, apart from their service contracts.

(iii)

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors had any direct or indirect interest in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX I	GENERAL INFORMATION

3.	DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or Supervisors had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning in Part XV of the SFO) which are (1) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO), or (2) required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or (3) required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers to be notified to the Company and the Stock Exchange.

						Approximate
					Approximate	percentage
					percentage of	of the total
					the respective	number of
		Class of	Number of		class of shares	shares in
Name	Position	shares	shares	Capacity	in issue	issue
Chen Shengguang	Non-Executive Director	A share	1,000 (long position)	Beneficial owner	0.00%	0.00%
			1,000 (long position)	Interest of spouse	0.00%	0.00%
Zhang Jianbin	Employee Representative Supervisor	A share	1 (long position)	Beneficial owner	0.00%	0.00%

As at the Latest Practicable Date, save that Mr. Ke Ruiwen, Mr. Li Zhengmao, Mr. Shao Guanglu, Mr. Liu Guiqing, Madam Zhu Min, Mr. Sui Yixun, Mr. Zhang Jianbin, Mr. Dai Bin and Mr. Xu Shiguang were directors/employees of China Telecommunications Corporation, Mr. Chen Shengguang was the director and general manager of Guangdong Rising Holdings Group Co., Ltd., none of the Directors or Supervisors was a director or employee of a company which has any interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX I	GENERAL INFORMATION

4.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors has any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

5.	COMPETING INTEREST

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors and Supervisors or his/her respective close associate(s) was interested in any business apart from the Group’s business, which competes or is likely to compete, either directly or indirectly, with the Group’s business.

6.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2020, being the date to which the latest published audited consolidated financial statements of the Group were made up.

7.	QUALIFICATIONS AND CONSENT

The following are the qualifications of the expert who has been named in this circular or given its opinions or advice contained or referred to in this circular:

Name	Qualifications
Trinity Corporate Finance Limited	Licensed corporation under the SFO to conduct Type 6 (advising on corporate finance) regulated activities

Trinity issued a letter dated 9 November 2021, for the purpose of incorporation in this circular, in connection with its advice to the Independent Board Committee and the Independent Shareholders.

As at the Latest Practicable Date, Trinity has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, statements and/or references to its name in the form and context in which it appears. Such letter and statements from and/or references of Trinity are given as at the date of this circular for incorporation herein.

As at the Latest Practicable Date, Trinity was not beneficially interested in the share capital of any member of the Group or did not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX I	GENERAL INFORMATION

8.	MATERIAL LITIGATION

As at the Latest Practicable Date, neither the Company nor any member of the Group was engaged in any litigation or claims of material importance and no litigation or claims of material importance was known to the Directors to be pending or threatened against any member of the Group.

9.	MISCELLANEOUS

(i)	The Company Secretary of the Company is Ms. Wong Yuk Har (CPA, CPA (Aust), FCG, FCS).

(ii)	The registered office and head office of the Company is 31 Jinrong Street, Xicheng District, Beijing 100033, PRC.

10.	DOCUMENTS ON DISPLAY

Copies of the following documents will be published on the Stock Exchange’s website (www.hkexnews.hk) and the Company’s website (www.chinatelecom-h.com) for 14 days from the date of this circular:

(i)	the New Engineering Framework Agreement;

(ii)	the New Ancillary Telecommunications Services Framework Agreement; and

(iii)	the China Telecom Financial Services Framework Agreement.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

I.	EXEMPT CONTINUING CONNECTED TRANSACTIONS UNDER THE AGREEMENTS ENTERED INTO BETWEEN THE COMPANY AND CHINA TELECOMMUNICATIONS CORPORATION AND BETWEEN THE COMPANY AND E-SURFING PAY

New Interconnection Settlement Agreement

The Existing Interconnection Settlement Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Interconnection Settlement Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Interconnection Settlement Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the New Interconnection Settlement Agreement, both parties agree to achieve the interconnection between various types of telecommunications networks. The interconnection settlement charges will be calculated according to the “Notice Concerning the Issue of the Measures on Interconnection Settlement between Public Telecommunications Networks and Sharing of Relaying Fees” (Xin Bu Dian [2003] No. 454) promulgated by the Ministry of Information Industry of the PRC. The Ministry of Industry and Information Technology of the PRC may, from time to time, take into account the relevant regulatory rules and market conditions, amend or promulgate new rules or regulations in respect of interconnection settlement which will be announced on its official website at www.miit.gov.cn. If the Ministry of Industry and Information Technology of the PRC amends the existing, or promulgates new rules or regulations in respect of interconnection settlement, the parties shall apply such amended or new rules and regulations as acknowledged by both parties. The settlement regions include Tianjin Municipality, Hebei Province, Heilongjiang Province, Jilin Province, Liaoning Province, Shanxi Province, Henan Province, Shandong Province, Inner Mongolia Autonomous Region and Xizang Autonomous Region.

New Community Services Framework Agreement

The Existing Community Services Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Community Services Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Community Services Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement. However, if the Group has to obtain the same type of services from a third party at a greater cost, China Telecommunications Corporation and/or its associates cannot terminate the provision of such services to the Group.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Pursuant to the New Community Services Framework Agreement, China Telecommunications Corporation and/or its associates provide the Group with community services such as culture, education, property management, vehicle service, medical care, hotel and conference service, community and sanitary service. The community services under the New Community Services Framework Agreement are provided at:

(1)

the prices and/or the fees standards under the agreement shall refer to market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Community Services Framework Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the New Community Services Framework Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

In terms of the same service under the New Community Services Framework Agreement, the Group is entitled to accord priority to China Telecommunications Corporation and/or its associates to provide such service, if the terms and conditions offered by an Independent Third Party to the Group are no better than those offered by China Telecommunications Corporation and/or its associates. China Telecommunications Corporation and/or its associates undertake to the Group that China Telecommunications Corporation and/or its associates will not provide services to the Group which are less favourable than the terms offered by China Telecommunications Corporation and/or its associates to a third party. China Telecommunications Corporation and/or its associates are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. However, if China Telecommunications Corporation and/or its associates fail to meet the Group’s demand under the agreement or terms offered by an Independent Third Party are more favourable than those offered by China Telecommunications Corporation and/or its associates, the Group is entitled to obtain such service from an Independent Third Party.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

New Centralised Services Agreement

The Existing Centralised Services Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Centralised Services Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Centralised Services Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the New Centralised Services Agreement, centralised services include services provided by the Group to China Telecommunications Corporation and/or its associates in relation to key corporate customers, management and operational services such as network management and business support services, and the common use of international facilities by both parties.

In accordance with the New Centralised Services Agreement, the aggregate costs incurred by the Group and China Telecommunications Corporation and/or its associates for the provision of management and operation services such as services in relation to key corporate customers, network management and business support services will be apportioned between the Group and China Telecommunications Corporation on a pro rata basis according to the revenues generated by each party. Associated costs, such as restoration maintenance costs when both parties use international facilities provided by third parties and accept services by such third parties and usage costs when both parties use the international facilities of China Telecommunications Corporation and/or its associates, shall be shared on a pro rata basis according to volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from each party divided by the proportion of the aggregate volume of the inbound and outbound voice calls to and from international regions, Hong Kong, Macau and Taiwan originating from both parties. When the two parties use international facilities provided by a third party and accept restoration maintenance costs, such fees shall be determined according to the actual utilisation fee of each year. The utilisation fee associated with the shared use of the international facilities provided by China Telecommunications Corporation and/or its associates shall be determined through negotiation between the two parties based on market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Centralised Services Agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

New Property and Land Use Right Leasing Framework Agreement

The Existing Property Leasing Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Property and Land Use Right Leasing Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Property and Land Use Right Leasing Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the New Property and Land Use Right Leasing Framework Agreement, the Group and China Telecommunications Corporation and/or its associates can lease properties and/or land use right (the “Leased Properties”) from the other party for conducting business activities according to the laws. The rental charges for the Leased Properties under the New Property and Land Use Right Leasing Framework Agreement shall be agreed by both parties according to comparable market rates. Market rates shall mean the rental charges at which the same or similar type of the Leased Properties or adjacent Leased Properties are leased by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the rental charges for any Leased Property under the New Property and Land Use Right Leasing Framework Agreement represents market rates, to the extent practicable, management of the Company shall take into account at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference.

New IT Services Framework Agreement

The Existing IT Services Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New IT Services Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new IT Services Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Pursuant to the New IT Services Framework Agreement, China Telecommunications Corporation and/or its associates and the Group can provide the other party with IT services, such as office automation, software testing, network upgrade, research and development on new businesses and development and upgrade of support systems. Each of the Group and China Telecommunications Corporation and/or its associates is entitled to provide services to the other party in accordance with the New IT Services Framework Agreement. The charges payable for such services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New IT Services Framework Agreement represents market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference. In the circumstances where the relevant laws or regulations in the PRC specify that the prices and/or the fee standards for particular services to be provided pursuant to such agreement are to be determined by a tender process, the charges payable for such services shall be finally determined in accordance with the “Bidding Law of the PRC” and the “Regulations on the Implementation of the Bidding Law of the PRC” or the relevant tender procedures. If the terms offered by the Group or China Telecommunications Corporation and/or its associates are no less favourable than those offered by an Independent Third Party provider, the Group or China Telecommunications Corporation and/or its associates may choose to award the tender to the other party.

In terms of the same service under the New IT Services Framework Agreement, the Group is entitled to accord priority to China Telecommunications Corporation and/or its associates to provide such service, if the terms and conditions offered by an Independent Third Party to the Group are no better than those offered by China Telecommunications Corporation and/or its associates. China Telecommunications Corporation and/or its associates undertake to the Group that China Telecommunications Corporation and/or its associates will not provide services to the Group which are less favourable than the terms offered by China Telecommunications Corporation and/or its associates to a third party. China Telecommunications Corporation and/ or its associates are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. If China Telecommunications Corporation and/or its associates fail to meet the Group’s demand under the agreement or terms offered by an Independent Third Party are more favourable than those offered by China Telecommunications Corporation and/or its associates, the Group is entitled to obtain such service from an Independent Third Party. Where the above tender process is applicable, the Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Group is entitled to award the tender to China Telecommunications Corporation and/or its associates.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

New Supplies Procurement Services Framework Agreement

The Existing Supplies Procurement Services Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Supplies Procurement Services Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Supplies Procurement Services Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the New Supplies Procurement Services Framework Agreement, China Telecommunications Corporation and/or its associates and the Group provide each other with supplies procurement services, including procurement services for imported telecommunications supplies, domestic telecommunications supplies and domestic non- telecommunications supplies, the sale of proprietary telecommunications equipment, resale of third-party equipment, management of tenders, verification of technical specifications, storage and transportation and installation services.

Where the procurement services are provided on an agency basis, the fees shall be paid in commission which shall be calculated at:

(1)	not more than 1% of the contract value for the procurement of imported telecommunications supplies; or

(2)	not more than 3% of the contract value for the procurement of domestic telecommunications supplies and domestic non-telecommunications supplies.

The services for the provision of supplies procurement other than on an agency basis under the New Supplies Procurement Services Framework Agreement are provided at:

(1)

market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Supplies Procurement Services Framework Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference;

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the New Supplies Procurement Services Framework Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

In terms of the same service under the New Supplies Procurement Services Framework Agreement, the Group is entitled to accord priority to China Telecommunications Corporation and/or its associates to provide such service, if the terms and conditions of services offered by China Telecommunications Corporation and/or its associates are at least as favourable as those offered by an Independent Third Party to the Group. China Telecommunications Corporation and/or its associates undertake to the Group that China Telecommunications Corporation and/ or its associates will not provide services to the Group which are less favourable than the terms offered by China Telecommunications Corporation and/or its associates to a third party. China Telecommunications Corporation and/or its associates are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. If China Telecommunications Corporation and/or its associates fail to meet the Group’s demand under the agreement or terms offered by an Independent Third Party are more favourable than those offered by China Telecommunications Corporation and/or its associates, the Group is entitled to obtain such service from an Independent Third Party.

New Internet Applications Channel Services Framework Agreement

The Existing Internet Applications Channel Services Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Internet Applications Channel Services Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Internet Applications Channel Services Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Pursuant to the New Internet Applications Channel Services Framework Agreement, the Group provides Internet applications channel services to China Telecommunications Corporation and/or its associates. The channel services mainly include the provision of telecommunications channel and applications support platform, provision of billing and deduction services, coordination of sales promotion and development of customers services, etc.

The charges payable for the services under the New Internet Applications Channel Services Framework Agreement are calculated on the following basis:

(1)

the prices and/or the fees standards under the agreement shall refer to market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Internet Applications Channel Services Framework Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the New Internet Applications Channel Services Framework Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

In terms of the same service under the New Internet Applications Channel Services Framework Agreement, China Telecommunications Corporation and/or its associates is entitled to accord priority to the Group to provide such service, if the terms and conditions offered by an Independent Third Party to China Telecommunications Corporation are no better than those offered by the Group. The Group undertake to China Telecommunications Corporation and/or its associates that the Group will not provide services to China Telecommunications Corporation and/or its associates which are less favourable than the terms offered by the Group to a third party. The Group is entitled to provide relevant services to a third party only if the services provided to China Telecommunications Corporation and/or its associates under the agreement are not affected. However, if the Group fails to meet the demand of China Telecommunications Corporation and/or its associates under the agreement or terms offered by an Independent Third Party are more favourable than those offered by the Group, China Telecommunications Corporation and/or its associates is entitled to obtain such service from an Independent Third Party.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Lease Financing Framework Agreement

On 22 October 2021, the Company and China Telecommunications Corporation have entered into the Lease Financing Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Lease Financing Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the Lease Financing Framework Agreement, China Telecommunications Corporation and/or its associates provides the Group with lease financing services including sale and leaseback, direct lease, etc. and the associated lease financing consulting services.

The pricing policies of the lease financing services under the Lease Financing Framework Agreement are set out below:

The fees charged by China Telecommunications Corporation and/or its associates shall comply with the relevant standards promulgated by the People’s Bank of China or China Banking and Insurance Regulatory Commission (if applicable) with reference to the standards of fees charged by major lease financing companies in cooperation with the Group for the same type of services provided to the Group on normal commercial terms or better. Such fees shall be equal to or lower than those of other major lease financing companies in cooperation with the Group.

In terms of the same service under the Lease Financing Framework Agreement, the Group is entitled to accord priority to China Telecommunications Corporation and/or its associates to provide such service, if the terms and conditions of services offered by China Telecommunications Corporation and/or its associates are at least as favourable as those offered by an Independent Third Party to the Group. China Telecommunications Corporation and/ or its associates undertake to the Group that China Telecommunications Corporation and/or its associates will not provide services to the Group which are less favourable than the terms offered by China Telecommunications Corporation and/or its associates to a third party. China Telecommunications Corporation and/or its associates are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. However, if China Telecommunications Corporation and/or its associates fail to meet the Group’s demand under the agreement or terms offered by an Independent Third Party are more favourable than those offered by China Telecommunications Corporation and/or its associates, the Group is entitled to obtain such service from an Independent Third Party.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Telecommunications Resources Leasing Agreement

On 22 October 2021, the Company and China Telecommunications Corporation have entered into the Telecommunications Resources Leasing Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Telecommunications Resources Leasing Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the Telecommunications Resources Leasing Agreement, the Group leases telecommunications resources including transmission network telecommunications resources, wireless network telecommunications resources, wireline access network telecommunications resources, etc. from China Telecommunications Corporation and/or its associates.

The rental charges for the leasing of telecommunications resources from China Telecommunications Corporation and/or its associates are based on the annual depreciation charges and determined with reference to market prices as agreed by both parties. When determining the fee standard or reasonable profit margin, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference. The Group carries out maintenance of the leased telecommunications resources in accordance with the relevant procedures and standards as confirmed by both parties. Such maintenance fees shall be borne by the Group.

New Trademark License Agreement

The Existing Trademark License Agreement will expire on 31 December 2021. On 22 October 2021, the Company and China Telecommunications Corporation have entered into the New Trademark License Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Trademark License Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the New Trademark License Agreement, China Telecommunications Corporation and/or its associates grants the Group the license for the use of the trademarks with trademark registration certificates as registered by China Telecommunications Corporation and/or its associates at China National Intellectual Property Administration of the State Administration for Market Supervision and the trademarks for which China Telecommunications Corporation and/or its associates is applying to China National Intellectual Property Administration of the State Administration for Market Supervision for registration and has not obtained trademark registration certificates yet. During the term of the agreement, China Telecommunications Corporation and/or its associates will not charge the Group any royalty fee for the grant of trademark license.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Intellectual Property License Framework Agreement

On 22 October 2021, the Company and China Telecommunications Corporation have entered into the Intellectual Property License Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Intellectual Property License Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement.

Pursuant to the Intellectual Property License Framework Agreement, each of the Group or China Telecommunications Corporation and/or its associates is entitled to grant to the other party the license for the use of intellectual property (excluding trademarks). Royalty fee for such license shall be determined by both parties based on market prices, which shall mean the prices to be determined on normal commercial terms and by the following mechanism: the royalty fee at which the same or similar type of intellectual property licenses are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the Intellectual Property License Framework Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference. Where there is no or it is not possible to determine the market prices according to the pricing and/or fee standards under the agreement in the course of performing the agreement, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

New Payment and Digital Finance Related Services Framework Agreement

The Existing Payment and Digital Finance Related Services Framework Agreement will expire on 31 December 2021. On 22 October 2021, the Company and E-surfing Pay have entered into the New Payment and Digital Finance Related Services Framework Agreement with a term from 1 January 2022 to 31 December 2024. Prior to the expiry of the agreement, the parties are entitled to negotiate the signing of a new Payment and Digital Finance Related Services Framework Agreement or a supplemental agreement to ensure the normal operation of the production and businesses of both parties after the expiry of the agreement. However, if the Group has to obtain the same type of services from a third party at a greater cost, E-surfing Pay and its subsidiaries cannot terminate the provision of such services to the Group.

Pursuant to the New Payment and Digital Finance Related Services Framework Agreement, E-surfing Pay and its subsidiaries will provide payment and digital finance related services to the Group. The service scope includes the recharged payment services as well as the issuance and operation and settlement services for rechargeable payment cards such as 11888 card; internet payment services and mobile phone payment services; bank card payment and barcode payment services; issuance and handling services for prepaid cards; bill payment and other integrated payment enabled services; establishment and maintenance services of the payment system of the Group’s subscribers; other related payment and digital finance services within the scope of businesses permitted by or as filed with the relevant regulatory authorities; and the establishment, operation, expansion and maintenance services for fundamental capabilities and systems in fulfilment of the aforesaid services.

In term of the same service provided under the New Payment and Digital Finance Related Services Framework Agreement, if the terms and conditions offered by an Independent Third Party to the Group are no better than those offered by the E-surfing Pay and its subsidiaries, E-surfing Pay and its subsidiaries shall have the priority to provide such services to the Group under the same conditions. E-surfing Pay and its subsidiaries undertake to the Group that E-surfing Pay and its subsidiaries will not provide services to the Group which are less favourable than the terms offered by E-surfing Pay and its subsidiaries to a third party. E-surfing Pay and its subsidiaries are entitled to provide relevant services to a third party only if the services provided to the Group under the agreement are not affected. If E-surfing Pay and its subsidiaries fail to meet the Group’s demand under the agreement, or if an Independent Third Party offers more favourable terms than E-surfing Pay and its subsidiaries do, the Group may obtain such services from an Independent Third Party.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

The services fees under the New Payment and Digital Finance Related Services Framework Agreement shall be calculated on the following basis:

(1)

market price, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and on normal commercial terms. When determining whether the transaction price for any transaction under the New Payment and Digital Finance Related Services Framework Agreement represents market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business over the corresponding period for reference;

(2)

where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, “reasonable profit margin” is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the “reasonable profit margin” for any transaction under the New Payment and Digital Finance Related Services Framework Agreement, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference;

(3)

where there are government-prescribed prices, the prices and/or pricing standards shall be determined in accordance with the government-prescribed prices; where there are government-guided prices, the prices and/or pricing standards shall be determined with reference to the government-guided prices. Government- prescribed prices means the prices prescribed by the government department in charge of pricing or other relevant departments within the pricing authority and scope in accordance with the Price Law of the PRC. Government-guided prices means the prices determined by the operators as guided by the government department in charge of pricing or other relevant departments which regulate the base price and floating range within the pricing authority and scope in accordance with the Price Law of the PRC.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Historical Amounts and Existing Annual Caps

The historical amounts of the above continuing connected transactions for the past two financial years and for the six-month period ended 30 June 2021 and the existing Annual Caps for the years ending 31 December 2021 are set out below:

Unaudited historical
	Audited historical	Audited historical	amount for
	amount for	amount for	the period from	Annual Caps for
Continuing Connected	the year ended	the year ended	1 January to	the year ending
Transactions	31 December 2019	31 December 2020	30 June 2021	31 December 2021
Existing Interconnection Settlement Agreement	RMB86 million	RMB69 million	RMB40 million	RMB400 million

Existing Community Services Framework Agreement	RMB3,464 million	RMB3,682 million	RMB1,649 million	RMB4,800 million

Existing Centralised Services Agreement	RMB133 million	RMB268 million	RMB533 million	RMB1,500 million

New Property and Land Use Right Leasing Framework Agreement	Total value of right- of-use assets (for those leases of which the lease term exceeds 12 months) and interest of lease liabilities involved in the properties leased by the Group RMB295 million	Total value of right- of-use assets (for those leases of which the lease term exceeds 12 months) and interest of lease liabilities involved in the properties leased by the Group RMB352 million	Total value of right- of-use assets (for those leases of which the lease term exceeds 12 months) and interest of lease liabilities involved in the properties leased by the Group RMB208 million	RMB1,500 million

	Total value of other payments (including rent for those leases of which the lease term is no more than 12 months) involved in the properties leased by the Group RMB579 million	Total value of other payments (including rent for those leases of which the lease term is no more than 12 months) involved in the properties leased by the Group RMB583 million	Total value of other payments (including rent for those leases of which the lease term is no more than 12 months) involved in the properties leased by the Group RMB197 million

	Amount payable by China Telecommunications Corporation and/or its associates: RMB57 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB45 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB17 million

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Unaudited historical
	Audited historical	Audited historical	amount for
	amount for	amount for	the period from	Annual Caps for
Continuing Connected	the year ended	the year ended	1 January to	the year ending
Transactions	31 December 2019	31 December 2020	30 June 2021	31 December 2021
Existing IT Services Framework Agreement	Amount payable by the Group: RMB2,175 million	Amount payable by the Group: RMB2,653 million	Amount payable by the Group: RMB1,252 million	Amount payable by the Group: RMB5,000 million

	Amount payable by China Telecommunications Corporation and/or its associates: RMB464 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB556 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB434 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB2,100 million

Existing Supplies Procurement Services Framework Agreement	Amount payable by the Group: RMB3,538 million	Amount payable by the Group: RMB3,567 million	Amount payable by the Group: RMB1,441 million	Amount payable by the Group: RMB6,400 million

	Amount payable by China Telecommunications Corporation and/or its associates: RMB1,444 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB2,070 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB1,827 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB7,200 million

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Unaudited historical
	Audited historical	Audited historical	amount for
	amount for	amount for	the period from	Annual Caps for
Continuing Connected	the year ended	the year ended	1 January to	the year ending
Transactions	31 December 2019	31 December 2020	30 June 2021	31 December 2021
Existing Internet Applications Channel Services Framework Agreement	RMB108 million	RMB73 million	RMB32 million	RMB3,000 million

Lease Financing Framework Agreement	RMB0 million	RMB0 million	RMB0 million	No annual cap had been set

Telecommunications Resources Leasing Agreement (Note 1)	RMB187 million	RMB240 million	RMB119 million	No annual cap had been set

Existing Trademark License Agreement	RMB0 million	RMB0 million	RMB0 million	No annual cap had been set

Intellectual Property License Framework Agreement	RMB0 million	RMB0 million	RMB0 million	No annual cap had been set

Existing Payment and Digital Finance Related Services Framework Agreement	RMB1,400 million	RMB1,293 million	RMB207 million	RMB1,400 million

Note:

1.

Historical transactions under Telecommunications Resources Leasing Agreement were governed by four provinces/municipal level one main cable leasing agreement, CDMA network facilities lease framework agreement, etc. entered into between the Company and China Telecommunications Corporation, which were exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Proposed Annual Caps

The proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 for the above continuing connected transactions are set out below:

	Proposed Annual Caps	Proposed Annual Caps	Proposed Annual Caps
Continuing Connected	for the year ending	for the year ending	for the year ending
Transactions	31 December 2022	31 December 2023	31 December 2024
New Interconnection Settlement Agreement	Amount payable by the Group: RMB170 million	Amount payable by the Group: RMB170 million	Amount payable by the Group: RMB170 million

	Amount payable by China Telecommunications Corporation and/or its associates: RMB70 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB70 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB70 million

New Community Services Framework Agreement	RMB5,200 million	RMB5,500 million	RMB5,800 million

New Centralised Services Agreement	Amount payable by the Group: RMB1,800 million	Amount payable by the Group: RMB2,000 million	Amount payable by the Group: RMB2,200 million

	Amount payable by China Telecommunications Corporation and/or its associates: RMB3,700 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB4,400 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB5,200 million

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

	Proposed Annual Caps	Proposed Annual Caps	Proposed Annual Caps
Continuing Connected	for the year ending	for the year ending	for the year ending
Transactions	31 December 2022	31 December 2023	31 December 2024
New Property and Land Use Right Leasing Framework Agreement	Total value of right- of-use assets (for those leases of which the lease term exceeds 12 months) and interest of lease liabilities involved in the properties leased by the Group RMB520 million	Total value of right- of-use assets (for those leases of which the lease term exceeds 12 months) and interest of lease liabilities involved in the properties leased by the Group RMB550 million	Total value of right- of-use assets (for those leases of which the lease term exceeds 12 months) and interest of lease liabilities involved in the properties leased by the Group RMB600 million

	Total value of other payments (including rent for those leases of which the lease term is no more than 12 months) involved in the properties leased by the Group RMB760 million	Total value of other payments (including rent for those leases of which the lease term is no more than 12 months) involved in the properties leased by the Group RMB800 million	Total value of other payments (including rent for those leases of which the lease term is no more than 12 months) involved in the properties leased by the Group RMB860 million

	Amount payable by China Telecommunications Corporation and/or its associates: RMB100 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB120 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB120 million

New IT Services Framework Agreement	Amount payable by the Group: RMB5,300 million	Amount payable by the Group: RMB6,200 million	Amount payable by the Group: RMB7,500 million

	Amount payable by China Telecommunications Corporation and/or its associates: RMB2,100 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB2,800 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB3,900 million

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

	Proposed Annual Caps	Proposed Annual Caps	Proposed Annual Caps
Continuing Connected	for the year ending	for the year ending	for the year ending
Transactions	31 December 2022	31 December 2023	31 December 2024
New Supplies Procurement Services Framework Agreement	Amount payable by the Group: RMB5,000 million	Amount payable by the Group: RMB5,250 million	Amount payable by the Group: RMB5,500 million

	Amount payable by China Telecommunications Corporation and/or its associates: RMB7,200 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB9,600 million	Amount payable by China Telecommunications Corporation and/or its associates: RMB12,500 million

New Internet Applications Channel Services Framework Agreement	RMB600 million	RMB900 million	RMB1,300 million

Lease Financing Framework Agreement	RMB7,300 million	RMB9,800 million	RMB12,000 million

Telecommunications Resources Leasing Agreement	RMB750 million	RMB770 million	RMB780 million

New Trademark License Agreement	RMB0 million	RMB0 million	RMB0 million

Intellectual Property License Framework Agreement	RMB20 million	RMB20 million	RMB20 million

New Payment and Digital Finance Related Services Framework Agreement	RMB1,450 million	RMB1,500 million	RMB1,550 million

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

As far as the Directors are aware, none of the Annual Caps for the above continuing connected transactions for the year ending 31 December 2021 (if applicable) has been exceeded as at the date of this circular. Each of the proposed Annual Caps of the above continuing connected transactions for the three years ending 31 December 2022, 2023 and 2024 have been determined by reference to the nature of the transactions contemplated under the respective agreements, the existing scale and operations of the Company’s business, the business plan of the Company and the inflationary pressures for the three years ending 31 December 2022, 2023 and 2024. The consideration under each of the agreements in relation to the above connected continuing transactions (if any) will be satisfied in cash and no payment will be made on a deferred basis.

The proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Interconnection Settlement Agreement are determined with reference to historical transactions between the Group and China Telecommunications Corporation and/or its associates and estimated volume of interconnection settlement services in next three years.

The proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Community Services Framework Agreement are determined mainly with reference to historical transactions between the Group and China Telecommunications Corporation and/or its associates, current market rate and estimated volume of community services in next three years, taking into account the steady increase in demand for respective community services including property management and conference services as a result of business development and the expansion of scale of the Group.

The proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Centralised Services Agreement are determined with reference to historical transactions between the Group and China Telecommunications Corporation and/ or its associates and estimated volume of centralised services in next three years, taking into account the impact of Industrial Digitalisation on the revenues of China Telecommunications Corporation and/or its associates.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

The proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Property and Land Use Right Leasing Framework Agreement are determined in terms of the estimated transaction amount mainly with reference to the historical transaction volumes and expected growth of the Group’s business and the business of China Telecommunications Corporation and/or its associates. The Company also considers, among other things, the following factors:

(1)

the estimated Annual Caps for leasing of properties and land use right from China Telecommunications Corporation and/or its associates by the Group for each of the three years ending 31 December 2024 include the estimated recognised right- of-use assets and interest of lease liabilities in respect of leases for a term of more than one year and estimated rent in respect of leases for a term of no more than one year. Under the International Financial Reporting Standards applicable to the Group, the Group as the lessee shall recognise leases for a term of more than one year as right-of-use assets and lease liabilities. The right-of-use assets represent its rights to use the underlying leased asset over the lease term and the lease liabilities represent its obligations to make lease payments (i.e. the rent payment). The assets and the liabilities arising from the lease are initially measured on present value basis and calculated by discounting the non-cancellable lease payments under the New Property and Land Use Right Leasing Framework Agreement, using the incremental borrowing rate as the discount rate. Under the International Financial Reporting Standards and in the consolidated statement of comprehensive income of the Group, the Group shall recognise (i) depreciation charge over the life of the right-of-use asset, and (ii) interest expenses amortised from the lease liability over the lease term. In accordance with the Hong Kong Listing Rules, the Company is required to set caps on the total value of right-of- use assets and interest of lease liabilities relating to the above leases. Therefore, the estimated Annual Caps for leasing of properties from China Telecommunications Corporation and/or its associates by the Group for each of the three years ending 31 December 2024 are RMB1,280 million (among which approximately RMB520 million will be recognised as right-of-use assets and interest of lease liabilities, and approximately RMB760 million will be rent of leases for a term of no more than one year), RMB1,350 million (among which approximately RMB550 million will be recognised as right-of-use assets and interest of lease liabilities, and approximately RMB800 million will be rent of leases for a term of no more than one year), and RMB1,460 million (among which approximately RMB600 million will be recognised as right-of-use assets and interest of lease liabilities, and approximately RMB860 million will be rent of leases for a term of no more than one year), respectively;

(2)

the historical transactions between the Group and China Telecommunications Corporation and/or its associates, current market rent and the estimated scope and scale of lease of properties and land from each party in next three years.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

The proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the provision of IT services by China Telecommunications Corporation and/or its associates to the Group and the provision of IT services by the Group to China Telecommunications Corporation and/or its associates under the New IT Services Framework Agreement are determined mainly with reference to the estimated business volume of IT services in future. The increase in IT services is mainly driven by the construction of self- use IT system and provision of various IT services to customers. Following the accelerated development of Industrial Internet, business volume of IT services is expected to grow rapidly in next three years.

The proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the provision of supplies procurement services by China Telecommunications Corporation and/or its associates to the Group under the New Supplies Procurement Services Framework Agreement are determined mainly with reference to previous supplies procurement in the past three years and estimated volume of supplies procurement in the future. The Proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the provision of supplies procurement services by the Group to China Telecommunications Corporation and/or its associates under the New Supplies Procurement Services Framework Agreement are determined mainly with reference to previous supplies procurement in the past three years and the impact of increase in sales of intelligent and pan-intelligent terminals in the future on business volume.

The proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Internet Applications Channel Services Framework Agreement are determined mainly with reference to historical transactions between the Group and Internet applications operating units affiliated with China Telecommunications Corporation and/or its associates and the estimated scope and business volume of Internet applications channel services in the next three years, taking into account the rapid development of 5G applications service market in the next three years.

The proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the Lease Financing Framework Agreement are determined with reference to the relevant standards in relation to leverage financing and finance concentration promulgated by People’s Bank of China or the China Banking and Insurance Regulatory Commission for the same type of financing services from time to time (if applicable) and the scope and estimated business volume of lease financing services in the next three years.

The proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the Telecommunications Resources Leasing Agreement are determined with reference to historical amount payable by the Group to China Telecommunications Corporation and/or its associates, annual depreciation charges of telecommunications resource and equipment, current market rate, the Group’s business plan in the next three years and estimated scope and scale of lease of telecommunications resources in the next three years.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

The proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the Intellectual Property License Framework Agreement are determined with reference to the estimated intellectual property conversion business volume between the Group and China Telecommunications Corporation and/or its associates in the next three years.

The proposed Annual Caps for the three years ending 31 December 2022, 2023 and 2024 in relation to the New Payment and Digital Finance Related Services Framework Agreement are determined mainly with reference to historical transactions between the Group and E-surfing Pay and its subsidiaries and the estimated scope and business volume of payment and digital finance related services in the next three years.

II.	EXEMPT CONTINUING CONNECTED TRANSACTIONS UNDER FINANCIAL SERVICES FRAMEWORK AGREEMENTS

(I)	China Telecommunications Corporation Financial Services Framework Agreement entered into between China Telecom Finance and the Parent Company

On 22 October 2021, the Parent Company and China Telecom Finance have entered into the China Telecommunications Corporation Financial Services Framework Agreement. Pursuant to the agreement, China Telecom Finance agreed to provide financial services to the Parent Group, including deposit services, loan and bill discounting services and other financial services.

The principal terms of the China Telecommunications Corporation Financial Services Framework Agreement are set out as below:

Date:

22 October 2021

Parties:

(i)	The Parent Company

(ii)	China Telecom Finance

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Effective Period of the Agreement:

The China Telecommunications Corporation Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties, affixed with their respective company chops or contract chops and considered or approved by the authorised body of both parties (if applicable), and shall remain valid commencing from 1 January 2022 until 31 December 2024. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement. Pursuant to the Shanghai Listing Rules, the expected respective financial services contemplated under the China Telecommunications Corporation Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

Service Scope:

According to the China Telecommunications Corporation Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to the Parent Group:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	assisting collection and payment of transaction amounts;

(iii)	acceptance of bills and discounted bills;

(iv)	entrusted loans;

(v)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vi)	acceptance of money deposit;

(vii)	arrangement of loan and finance lease;

(viii)	approved insurance agency business;

(ix)	underwriting services of the Parent Group’s corporate bonds;

(x)	consumer credits, buyer credits and finance lease of the products of the Parent Group; and

(xi)	other businesses as approved by the CBIRC*.

*

Pursuant to Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), depending on actual development needs and subject to fulfilment of regulatory requirements, China Telecom Finance can apply to CBIRC to carry on other businesses, which include providing consumer credits, buyer credits and finance lease of the products of the member units.

Upon the agreement becoming effective, the above services numbered (viii) to (xi) can be provided by China Telecom Finance in accordance with the business scope as approved by CBIRC.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Pricing Policy

(i)	Deposit Services

The deposit interest rates offered by China Telecom Finance to the Parent Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the Parent Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the Parent Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the Parent Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

(ii)	Loan and Bill Discounting Services

The loan interest rates and the bill discounting interest rates offered by China Telecom Finance to the Parent Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the loan benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the interest rates of the same type of loan services and bill discounting services for the same period offered by the major cooperative commercial banks of the Parent Group and are conducted on normal commercial terms or better. The loan interest rates and the bill discounting interest rates offered shall be equivalent to or lower than those offered by the major cooperative commercial banks of the Parent Group. Under the same conditions, the interest rates and terms for the loan and bill discounting services offered by China Telecom Finance to the Parent Group shall be the same as those interest rates and terms of the same type of loan services and bill discounting services for the same period offered by China Telecom Finance to other member units.

The above loan and bill discounting services provided by China Telecom Finance to the Parent Group do not require the Parent Group to pledge any security over its assets or make other arrangements for the loan and bill discounting services as guarantee.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

(iii)	Other Financial Services

China Telecom Finance will provide other financial services (other than deposit, loan and bill discounting services) including financial and financing advice, credit authentication, acceptance of bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the Parent Group under the China Telecommunications Corporation Financial Services Framework Agreement.

The fees charged for other financial services to be provided by China Telecom Finance to the Parent Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People’s Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the Parent Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the Parent Group. Under the same conditions, the fees standard charged to the Parent Group by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

For the respective specific transactions under the China Telecommunications Corporation Financial Services Framework Agreement entered into between the Parent Company and China Telecom Finance, under the same conditions, the Parent Group should, in principle, choose the services provided by China Telecom Finance. If the Parent Group considers it is appropriate and beneficial to the Parent Group, the Parent Group has the discretion to engage one or more major cooperative commercial banks of the Parent Group as its financial services providers.

Historical Transaction Amount

(i)	Deposit Services

As the deposit services provided by China Telecom Finance to the Parent Group are conducted on normal commercial terms or better and the relevant deposit services are not secured by the assets of the Group, such deposit services have been exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

The transactions under the China Telecommunications Corporation Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The historical transaction amount for the deposit services (including accrued interest) provided by China Telecom Finance to the Parent Group for the two years ended 31 December 2019 and 31 December 2020 and six months ended 30 June 2021 was as follows:

	Unaudited historical	Unaudited historical	Unaudited historical
	amount for	amount for	amount for the
	the year ended	the year ended	six months ended
	31 December 2019	31 December 2020	30 June 2021
Maximum daily balance of deposits (including accrued interest) deposited by the Parent Group with China Telecom Finance	RMB1.671 billion	RMB4.381 billion	RMB9.183 billion

(ii)	Loan and Bill Discounting Services

For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, China Telecom Finance had not provided any loan and bill discounting services to the Parent Group.

The Annual Caps for the loan services (including accrued interest) provided by China Telecom Finance to the Parent Group for the three years ended 31 December 2019, 31 December 2020 and 31 December 2021 were as follows:

	Annual Caps for	Annual Caps for	Annual Caps for
	the year ended	the year ended	the year ending
	31 December 2019	31 December 2020	31 December 2021
Maximum daily loan balance (including accrued interest) provided by China Telecom Finance to the Parent Group	RMB1 billion	RMB1 billion	RMB10 billion

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

(iii)	Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services provided by China Telecom Finance to the Parent Group is less than 0.1%, such other financial services have been exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The transactions under the China Telecommunications Corporation Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, the respective fee charged by China Telecom Finance on providing other financial services to the Parent Group were RMB0, respectively.

As far as the Directors are aware, as at the date of this circular, none of the Annual Caps of the respective specified financial services provided by China Telecom Finance to the Parent Group for the year ending 31 December 2021 has been exceeded.

Proposed Annual Caps

(i)	Deposit Services

As the deposit services to be provided by China Telecom Finance to the Parent Group under the China Telecommunications Corporation Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

The transactions under the China Telecommunications Corporation Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The Annual Caps for the deposit services (including accrued interest) to be provided by China Telecom Finance to the Parent Group under the China Telecommunications Corporation Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for	Annual Caps for the	Annual Caps for
	the year ending	year ending	the year ending
	31 December 2022	31 December 2023	31 December 2024
Maximum daily balance of deposits (including accrued interest) deposited by the Parent Group with China Telecom Finance	RMB16 billion	RMB17 billion	RMB18 billion

(ii)	Loan and Bill Discounting Services

The Annual Caps for the loan and bill discounting services (including accrued interest) to be provided by China Telecom Finance to the Parent Group under the China Telecommunications Corporation Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for	Annual Caps for	Annual Caps for
	the year ending	the year ending	the year ending
	31 December 2022	31 December 2023	31 December 2024
Maximum daily loan and bill discounting balance (including accrued interest) to be provided by China Telecom Finance to the Parent Group	RMB14 billion	RMB14 billion	RMB14 billion

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

The Annual Caps for the loan and bill discounting services under the China Telecommunications Corporation Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 have been determined with reference to the loan and bill discounting amounts obtained from commercial banks by the Parent Group in the recent three years, the existing business scale and operation of the Parent Group, business plans and business development needs, financial and cash flow level, capital financing strategies and needs for the coming three years, and the expected financial and cash flow level as well as the risk management needs of China Telecom Finance for the coming three years.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to the Parent Group under the China Telecommunications Corporation Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

(iii)	Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Parent Group under the China Telecommunications Corporation Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

The transactions under the China Telecommunications Corporation Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The Annual Caps for the fee charged for the other financial services to be provided by China Telecom Finance to the Parent Group under the China Telecommunications Corporation Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for	Annual Caps for	Annual Caps for
	the year ending	the year ending	the year ending
	31 December 2022	31 December 2023	31 December 2024
Maximum fee charged by China Telecom Finance on providing other financial services to the Parent Group	RMB0.04 billion	RMB0.04 billion	RMB0.04 billion

(II)	CCS Financial Services Framework Agreement entered into between China Telecom Finance and CCS

On 22 October 2021, CCS and China Telecom Finance have entered into the CCS Financial Services Framework Agreement. Pursuant to the agreement, China Telecom Finance agreed to provide financial services to CCS Group, including deposit services, loan and bill discounting services and other financial services.

The principal terms of the CCS Financial Services Framework Agreement are set out as below:

Date:

22 October 2021

Parties:

(i)	CCS

(ii)	China Telecom Finance

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Effective Period of the Agreement:

The CCS Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties, affixed with their respective company chops or contract chops and considered or approved by the authorised body of both parties (if applicable), and shall remain valid commencing from 1 January 2022 until 31 December 2024. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement. Pursuant to the Shanghai Listing Rules, the expected respective financial services contemplated under the CCS Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

Service Scope:

According to the CCS Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to the CCS Group:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	assisting collection and payment of transaction amounts;

(iii)	acceptance of bills and discounted bills;

(iv)	entrusted loans;

(v)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vi)	acceptance of money deposit;

(vii)	arrangement of loan and finance lease;

(viii)	approved insurance agency business;

(ix)	underwriting services of the CCS Group’s corporate bonds;

(x)	consumer credits, buyer credits and finance lease of the products of the CCS Group; and

(xi)	other businesses as approved by the CBIRC*.

*

Pursuant to Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), depending on actual development needs and subject to fulfilment of regulatory requirements, China Telecom Finance can apply to CBIRC to carry on other businesses, which include providing consumer credits, buyer credits and finance lease of the products of the member units.

Upon the agreement becoming effective, the above services numbered (viii) to (xi) can be provided by China Telecom Finance in accordance with the business scope as approved by CBIRC.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Pricing Policy

(i)	Deposit Services

The deposit interest rates offered by China Telecom Finance to the CCS Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the CCS Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the CCS Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the CCS Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

(ii)	Loan and Bill Discounting Services

The loan interest rates and the bill discounting interest rates offered by China Telecom Finance to the CCS Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the loan benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the interest rates of the same type of loan services and bill discounting services for the same period offered by the major cooperative commercial banks of the CCS Group and are conducted on normal commercial terms or better. The loan interest rates and the bill discounting interest rates offered shall be equivalent to or lower than those offered by the major cooperative commercial banks of the CCS Group. Under the same conditions, the interest rates and terms for the loan and bill discounting services offered by China Telecom Finance to the CCS Group shall be the same as those interest rates and terms of the same type of loan services and bill discounting services for the same period offered by China Telecom Finance to other member units.

The above loan and bill discounting services provided by China Telecom Finance to the CCS Group do not require the CCS Group to pledge any security over its assets or make other arrangements for the loan and bill discounting services as guarantee.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

(iii)	Other Financial Services

China Telecom Finance will provide other financial services (other than deposit, loan or bill discounting services) including financial and financing advice, credit authentication, acceptance of bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the CCS Group under the CCS Financial Services Framework Agreement.

The fees charged for other financial services to be provided by China Telecom Finance to the CCS Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People’s Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the CCS Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the CCS Group. Under the same conditions, the fees standard charged to the CCS Group by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

For the respective specific transactions under the CCS Financial Services Framework Agreement entered into between CCS and China Telecom Finance, provided that it is in compliance with the terms and conditions of the CCS Financial Services Framework Agreement, China Telecom Finance will be appointed as one of the financial institutions providing financial services to the CCS Group. Prior to the signing of any specific agreement with China Telecom Finance in respect of respective transactions under the CCS Financial Services Framework Agreement, the CCS Group will compare the interest rates and terms or fees charged and other relevant transactions terms offered by China Telecom Finance with those interest rates and terms of the same type of deposit or loan services for the same period or fees charged and other relevant transaction terms for the same type of financial services offered by the major cooperative commercial banks of the CCS Group. Only when the interest rates and terms or fees charged or other relevant transactions terms offered by China Telecom Finance are equivalent to or better than those interest rates and terms offered or fees charged or other relevant transactions terms (e.g. transaction approval terms, procedures or time limit, etc) offered by the major cooperative commercial banks of the CCS Group, the CCS Group has the discretion to enter into the transactions with China Telecom Finance. Under the circumstances which the CCS Group considers appropriate, the CCS Group may engage additional or other financial institutions other than China Telecom Finance to provide financial services.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Historical Transaction Amount

(i)	Deposit Services

As the deposit services provided by China Telecom Finance to the CCS Group are conducted on normal commercial terms or better and the relevant deposit services are not secured by the assets of the Group, such deposit services have been exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

The transactions under the CCS Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The historical transaction amount for the deposit services (including accrued interest) provided by China Telecom Finance to the CCS Group for the two years ended 31 December 2019 and 31 December 2020 and six months ended 30 June 2021 was as follows:

	Audited historical	Audited historical	Unaudited historical
	amount for	amount for	amount for the
	the year ended	the year ended	six months ended
	31 December 2019	31 December 2020	30 June 2021
Maximum daily balance of deposits (including accrued interest) deposited by the CCS Group with China Telecom Finance	RMB2.148 billion	RMB4.003 billion	RMB4.003 billion

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

(ii)	Loan and Bill Discounting Services

For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, China Telecom Finance had not provided any loan and bill discounting services to the CCS Group.

The Annual Caps for the loan services (including accrued interest) provided by China Telecom Finance to CCS for the three years ended 31 December 2019, 31 December 2020 and 31 December 2021 were as follows:

	Annual Caps for	Annual Caps for	Annual Caps for
	the year ended	the year ended	the year ending 31
	31 December 2019	31 December 2020	December 2021
Maximum daily loan balance (including accrued interest) provided by China Telecom Finance to the CCS Group	RMB1 billion	RMB1 billion	RMB1 billion

(iii)	Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services provided by China Telecom Finance to the CCS Group is less than 0.1%, such other financial services have been exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The transactions under the CCS Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, the respective fee charged by China Telecom Finance on providing other financial services to the CCS Group were RMB0, respectively.

As far as the Directors are aware, as at the date of this circular, none of the Annual Caps of the respective specified financial services provided by China Telecom Finance to CCS Group for the year ending 31 December 2021 has been exceeded.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Proposed Annual Caps

(i)	Deposit Services

As the deposit services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

The deposit services offered by China Telecom Finance to the CCS Group shall be provided upon the approval by the independent shareholders of CCS at the CCS EGM is obtained. The respective Annual Caps of the deposit services for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 to be tabled for the approval of independent shareholders of CCS are RMB8.5 billion, RMB8.5 billion and RMB8.5 billion, respectively.

(ii)	Loan and Bill Discounting Services

The Annual Caps of the loan and bill discounting services (including accrued interest) to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for	Annual Caps for	Annual Caps for
	the year ending 31	the year ending 31	the year ending 31
	December 2022	December 2023	December 2024
Maximum daily loan and bill discounting balance (including accrued interest) to be provided by China Telecom Finance to the CCS Group	RMB1 billion	RMB1 billion	RMB1 billion

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

The Annual Caps for the loan and bill discounting services under the CCS Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 have been determined with reference to the loan and bill discounting amount obtained from commercial banks by the CCS Group in the recent three years, financing strategies needs of the CCS Group for the coming three years and the possible demand for loans and bill discounting services in alignment with the business development of the CCS Group.

As each of the applicable percentage ratios of the Annual Caps for the loan services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

(iii)	Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The transactions under the CCS Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The Annual Caps for the fee charged for the other financial services to be provided by China Telecom Finance to the CCS Group under the CCS Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for	Annual Caps for	Annual Caps for
	the year ending	the year ending	the year ending
	31 December 2022	31 December 2023	31 December 2024
Maximum fee charged by China Telecom Finance on providing other financial services to CCS Group	RMB14 million	RMB14 million	RMB14 million

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

(III)	New Guomai Financial Services Framework Agreement entered into between China Telecom Finance and New Guomai

On 22 October 2021, New Guomai and China Telecom Finance have entered into the New Guomai Financial Services Framework Agreement. Pursuant to the agreement, China Telecom Finance agreed to provide financial services to New Guomai Group, including deposit services, loan and bill discounting services and other financial services.

The principal terms of the New Guomai Financial Services Framework Agreement are set out as below:

Date:

22 October 2021

Parties:

(i)	New Guomai

(ii)	China Telecom Finance

Effective Period of the Agreement:

The New Guomai Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties, affixed with their respective company chops or contract chops and considered or approved by the authorised body of both parties (if applicable), and shall remain valid commencing from 1 January 2022 until 31 December 2024. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement. Pursuant to the Shanghai Listing Rules, the expected respective financial services contemplated under the New Guomai Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Service Scope:

According to the New Guomai Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to the New Guomai Group:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	assisting collection and payment of transaction amounts;

(iii)	acceptance of bills and discounted bills;

(iv)	entrusted loans;

(v)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vi)	acceptance of money deposit;

(vii)	arrangement of loan and finance lease;

(viii)	approved insurance agency business;

(ix)	underwriting services of the New Guomai Group’s corporate bonds;

(x)	consumer credits, buyer credits and finance lease of the products of the New Guomai Group; and

(xi)	other businesses as approved by the CBIRC*.

*

Pursuant to Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), depending on actual development needs and subject to fulfilment of regulatory requirements, China Telecom Finance can apply to CBIRC to carry on other businesses, which include providing consumer credits, buyer credits and finance lease of the products of the member units.

Upon the agreement becoming effective, the above services numbered (viii) to (xi) can be provided by China Telecom Finance in accordance with the business scope as approved by CBIRC.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Pricing Policy

(i)	Deposit Services

The deposit interest rates offered by China Telecom Finance to the New Guomai Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the New Guomai Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the New Guomai Group. Under the same conditions, the interest rates and terms for the deposit services offered by China Telecom Finance to the New Guomai Group shall be the same as those interest rates and terms of the same type of deposit services for the same period offered by China Telecom Finance to other member units.

(ii)	Loan and Bill Discounting Services

The loan interest rates and the bill discounting interest rates offered by China Telecom Finance to the New Guomai Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the loan benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the interest rates of the same type of loan services and bill discounting services for the same period offered by the major cooperative commercial banks of the New Guomai Group and are conducted on normal commercial terms or better. The loan interest rates and the bill discounting interest rates offered shall be equivalent to or lower than those offered by the major cooperative commercial banks of the New Guomai Group. Under the same conditions, the interest rates and terms for the loan and bill discounting services offered by China Telecom Finance to the New Guomai Group shall be the same as those interest rates and terms of the same type of loan services and bill discounting services for the same period offered by China Telecom Finance to other member units.

The above loan and bill discounting services provided by China Telecom Finance to the New Guomai Group do not require the New Guomai Group to pledge any security over its assets or make other arrangements for the loan and bill discounting services as guarantee.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

(iii)	Other Financial Services

China Telecom Finance will provide other financial services (other than deposit, loan or bill discounting services) including financial and financing advice, credit authentication, acceptance of bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the New Guomai Group under the New Guomai Financial Services Framework Agreement.

The fees charged for other financial services to be provided by China Telecom Finance to the New Guomai Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People’s Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the New Guomai Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the New Guomai Group. Under the same conditions, the fees standard charged to the New Guomai Group by China Telecom Finance shall be the same as those fees standard for the same type of other financial services charged by China Telecom Finance to other member units.

The New Guomai has the discretion to choose other financial institutions to provide financial services. For the respective specific transactions under the New Guomai Financial Services Framework Agreement entered into between New Guomai and China Telecom Finance and under the same conditions, the New Guomai Group shall, in principle, take the financial services provided by China Telecom Finance as priority. Under the circumstances which the New Guomai Group considers appropriate and beneficial to the New Guomai Group, the New Guomai Group may engage one or more financial institutions which are the major cooperative commercial banks of the New Guomai Group to provide financial services.

Historical Transaction Amount

(i)	Deposit Services

As the deposit services provided by China Telecom Finance to the New Guomai Group are conducted on normal commercial terms or better and the relevant deposit services are not secured by the assets of the Group, such deposit services have been exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

The transactions under the New Guomai Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The historical transaction amount for the deposit services (including accrued interest) provided by China Telecom Finance to New Guomai Group for the two years ended 31 December 2019 and 31 December 2020 and six months ended 30 June 2021 was as follows:

	Audited historical amount for the year ended 31 December 2019	Audited historical amount for the year ended 31 December 2020	Unaudited historical amount for the six months ended 30 June 2021
Maximum daily balance of deposits (including accrued interest) deposited by New Guomai Group with China Telecom Finance	RMB0.723 billion	RMB1.431 billion	RMB1.431 billion

(ii) Loan and Bill Discounting Services

For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, China Telecom Finance had not provided any loan and bill discounting services to the New Guomai Group.

(iii) Other Financial Services

For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, China Telecom Finance had not provided any other financial services to the New Guomai Group.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Proposed Annual Caps

(i)	Deposit Services

As the deposit services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

The transactions under the New Guomai Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The Annual Caps for the deposit services (including accrued interest) to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreements for the three years ending 31 December 2022, 31 December 2023, 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum daily balance of deposits (including accrued interest) deposited by the New Guomai Group with China Telecom Finance	RMB1.5 billion	RMB1.5 billion	RMB1.5 billion

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

(ii)	Loan and Bill Discounting Services

The Annual Caps of the loan and bill discounting services (including accrued interest) to be provided by China Telecom Finance to the New Guomai Group for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum daily loan and bill discounting balance (including accrued interest) to be provided by China Telecom Finance to the New Guomai Group	RMB1.5 billion	RMB1.5 billion	RMB1.5 billion

The Annual Caps for the loan and bill discounting services under the New Guomai Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 have been determined with reference to the loan and bill discounting amount obtained from commercial banks by the New Guomai Group in the recent three years, financing strategies needs of the New Guomai Group for the coming three years and the possible demand for loans and bill discounting services in alignment with the business development of the New Guomai Group.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

(iii)	Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The transactions under the New Guomai Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The Annual Caps for the fee charged for the other financial services to be provided by China Telecom Finance to the New Guomai Group under the New Guomai Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum fee charged by China Telecom Finance on providing other financial services to the New Guomai Group	RMB10 million	RMB10 million	RMB10 million

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

(IV)	Safety Technology Financial Services Framework Agreement entered into between China Telecom Finance and Safety Technology

On 22 October 2021, Safety Technology and China Telecom Finance have entered into the Safety Technology Financial Services Framework Agreement. Pursuant to the agreement, China Telecom Finance agreed to provide financial services to Safety Technology Group, including deposit services, loan and bill discounting services and other financial services.

The principal terms of the Safety Technology Financial Services Framework Agreement are set out as below:

Date:

22 October 2021

Parties:

(i) Safety Technology

(ii) China Telecom Finance

Effective Period of the Agreement:

The Safety Technology Financial Services Framework Agreement becomes effective when it is duly signed by the legal representatives or authorised representatives of both parties, affixed with their respective company chops or contract chops and considered or approved by the authorised body of both parties (if applicable), and shall remain valid commencing from 1 January 2022 until 31 December 2024. Subject to the compliance of relevant laws and regulations and relevant regulatory requirements, both parties will negotiate and agree on the renewal arrangement. Pursuant to the Shanghai Listing Rules, the expected respective financial services contemplated under the Safety Technology Financial Services Framework Agreement shall commence upon the approval by the Independent Shareholders of the Company at the EGM is obtained.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Service Scope:

According to the Safety Technology Financial Services Framework Agreement, China Telecom Finance can provide the following financial services to the Safety Technology Group:

(i)	financial and financing advice, credit authentication and relevant consulting and agency services;

(ii)	providing payment services and collection services in accordance with the Safety Technology Group’s instructions, and other supporting services related to the settlement business;

(iii)	acceptance of bills and discounted bills;

(iv)	entrusted loans;

(v)	internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals among member units;

(vi)	acceptance of money deposit;

(vii)	arrangement of loan and finance lease;

(viii)	approved insurance agency business;

(ix)	underwriting services of the Safety Technology Group’s corporate bonds;

(x)	consumer credits, buyer credits and finance lease of the products of the Safety Technology Group; and

(xi)	other businesses as approved by the CBIRC*.

*

Pursuant to Administrative Measures of Finance Companies of Enterprise Groups (Order No. 8 of 2006 issued by the China Banking Regulatory Commission), depending on actual development needs and subject to fulfilment of regulatory requirements, China Telecom Finance can apply to CBIRC to carry on other businesses, which include providing consumer credits, buyer credits and finance lease of the products of the member units.

Upon the agreement becoming effective, the above services numbered (viii) to (xi) can be provided by China Telecom Finance in accordance with the business scope as approved by CBIRC.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

Pricing Policy

(i)	Deposit Services

The deposit interest rates offered by China Telecom Finance to the Safety Technology Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the deposit benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the deposit interest rates of the same type of deposit services for the same period offered by the major cooperative commercial banks of the Safety Technology Group and are conducted on normal commercial terms or better. The deposit interest rates offered shall be equivalent to or higher than those offered by the major cooperative commercial banks of the Safety Technology Group. During the term of the agreement, the maximum daily balance of deposits (including accrued interest) to be deposited by Safety Technology Group with China Telecom Finance shall not exceed the maximum caps (including accrued interest) reviewed by the shareholders’ meeting of Safety Technology. In the event that Safety Technology Group’s deposits with China Telecom Finance exceeds the maximum caps due to settlement and other reasons, Safety Technology Group shall confirm the remittance of funds on deposits that exceed the maximum caps to the designated bank account by issuing a legally valid written notice to China Telecom Finance within three working days. China Telecom Finance shall complete the remittance of the due amount in accordance with the confirmation on such written notice by the Safety Technology Group within three working days.

(ii)	Loan and Bill Discounting Services

The loan interest rates and the bill discounting interest rates offered by China Telecom Finance to the Safety Technology Group shall comply with the relevant requirements of the People’s Bank of China and be with reference to the loan benchmark interest rates promulgated by the People’s Bank of China from time to time (if any) and the interest rates of the same type of loan services for the same period and bill discounting services for the same period offered by the major cooperative commercial banks of the Safety Technology Group, and are conducted on normal commercial terms or better. During the term of the agreement, the maximum daily balance of loan and bill discounting (including accrued interest) provided by China Telecom Finance to Safety Technology shall not exceed the maximum caps reviewed by the shareholders’ meeting of Safety Technology. The terms for loan and bill discounting services offered by China Telecom Finance to the Safety Technology Group shall be equivalent to or better than those offered on normal commercial terms or better.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

(iii)	Other Financial Services

China Telecom Finance will provide other financial services (other than deposit, loan and bill discounting services) including financial and financing advice, credit authentication, acceptance of bills, internal fund transfer and settlement and designs of relevant settlement and clearance arrangement proposals to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement.

The fees charged for other financial services to be provided by China Telecom Finance to the Safety Technology Group mentioned above shall comply with the fees standard promulgated by regulatory departments including the People’s Bank of China or the CBIRC (if applicable), and be with reference to the handling fees standard for the same type of other financial services charged by the major cooperative commercial banks of the Safety Technology Group and are conducted on normal commercial terms or better. The handling fees standard shall be equivalent to or lower than those charged by the major cooperative commercial banks of the Safety Technology Group.

The Safety Technology has the discretion to choose financial services provided by other financial institutions. For the respective specific transactions under the Safety Technology Financial Services Framework Agreement entered into between Safety Technology Group and China Telecom Finance and under the same conditions, the Safety Technology Group shall, in principle, take the financial services provided by China Telecom Finance as priority. Under the circumstances which the Safety Technology Group considers appropriate and beneficial to the Safety Technology Group, the Safety Technology Group may engage one or more financial institutions which are the major cooperative commercial banks of the Safety Technology Group to provide financial services.

Historical	Transaction Amount

(i)	Deposit Services

As the deposit services provided by China Telecom Finance to the Safety Technology Group are conducted on normal commercial terms or better and the relevant deposit services are not secured by the assets of the Group, such deposit services have been exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

The transactions under the Safety Technology Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, China Telecom Finance had not provided any deposit services to the Safety Technology Group.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

(ii)	Loan and Bill Discounting Services

For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, China Telecom Finance had not provided any loan and bill discounting services to the Safety Technology Group.

(iii)	Other Financial Services

For the year ended 31 December 2019, the year ended 31 December 2020 and six months ended 30 June 2021, China Telecom Finance had not provided any other financial services to the Safety Technology Group.

Proposed Annual Caps

(i)	Deposit Services

As the deposit services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement are conducted on normal commercial terms or better and the relevant deposit services will not be secured by the assets of the Group, such deposit services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules.

The transactions under the Safety Technology Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The Annual Caps for the deposit services (including accrued interest) to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023, 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum daily balance of deposits (including accrued interest) deposited by Safety Technology Group with China Telecom Finance	RMB0.5 billion	RMB0.6 billion	RMB0.7 billion

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

(ii)	Loan and Bill Discounting Services

The Annual Caps of the loan and bill discounting services (including accrued interest) to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreements for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum daily loan and bill discounting balance (including accrued interest) to be provided by China Telecom Finance to the Safety Technology Group	RMB0.5 billion	RMB0.6 billion	RMB0.7 billion

The Annual Caps for the loan and bill discounting services under the Safety Technology Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 have been determined with reference to the loan amount obtained from commercial banks by the Safety Technology Group in the recent three years, financing strategies needs of the Safety Technology Group for the coming three years and the possible demand for loans and bill discounting services in alignment with the business development of the Safety Technology Group.

As each of the applicable percentage ratios of the Annual Caps for the loan and bill discounting services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement is expected to exceed 0.1% but is less than 5%, such loan and bill discounting services are only subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

APPENDIX II	EXEMPT CONTINUING CONNECTED TRANSACTIONS

(iii)	Other Financial Services

As each of the applicable percentage ratios of the Annual Caps for the service fees of other financial services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement is expected to be less than 0.1%, such other financial services are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The transactions under the Safety Technology Financial Services Framework Agreement (including the historical transaction amounts and the relevant proposed Annual Caps) is subject to the announcement and Independent Shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules. The Annual Caps for the fee charged for the other financial services to be provided by China Telecom Finance to the Safety Technology Group under the Safety Technology Financial Services Framework Agreement for the three years ending 31 December 2022, 31 December 2023 and 31 December 2024 are as follows:

	Annual Caps for the year ending 31 December 2022	Annual Caps for the year ending 31 December 2023	Annual Caps for the year ending 31 December 2024
Maximum fee charged by China Telecom Finance on providing other financial services to the Safety Technology Group	RMB10 million	RMB10 million	RMB10 million

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

The Company proposes to amend the Articles of Association, details of which are set out as follows:

Article provisions before amendments	Article provisions after amendments

Article 7

The Articles of Association shall take effect from the date of the initial public offering and listing of A Shares by the Company upon the consideration and approval of the shareholders’ general meeting. After these Articles of Association come into effect, the original articles of association shall be superseded by these Articles of Association.

Article 7

The Articles of Association shall take effect from the date of approval of the shareholders’ general meeting. After these Articles of Association come into effect, the original articles of association shall be superseded by these Articles of Association.

Article 14	Article 14

The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.	The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

....	....

Value-added telecommunications businesses include:	Value-added telecommunications businesses include:

Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business, domestic Internet virtual private network business, Internet access services business, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business (excluding mobile information services and Internet information services) and wireless data transmission business in Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in domestic Very Small Aperture Terminal communications business, Internet data centre business, content distribution network business, information services business (limited to mobile information services) in the People’s Republic of China; engage in information services business (limited to Internet information services).	Engage in domestic fixed data transmission business, Customer Premises Network (CPN) business, network hosting business, domestic Internet virtual private network business, Internet access services business, online data processing and transaction processing business, storage and forwarding business, domestic call centre business, information services business (excluding mobile information services and Internet information services) and wireless data transmission business in Beijing, Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi, Hubei, Hunan, Guangdong, Guangxi, Hainan, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai, Ningxia and Xinjiang; engage in domestic Very Small Aperture Terminal communications business, Internet data centre business, domestic multi-party communications services , content distribution network business, information services business (limited to mobile information services) in the People’s Republic of China; engage in information services business (limited to Internet information services).

....	....

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

Article provisions before amendments	Article provisions after amendments

Article 21

The Company issued a total of [•] ordinary shares, of which 68,317,270,803 were issued to the promoter of the Company at the time when the Company was established, representing [•]% of the issued ordinary share capital.

Article 21

The Company issued a total of 91,507,138,699 ordinary shares, of which 68,317,270,803 were issued to the promoter of the Company at the time when the Company was established, representing 74.66% of the issued ordinary share capital.

Article 22

....

Upon approval by the securities regulatory authority of the State Council, [•] A Shares will be issued upon initial public offering of the Company and listed on the Shanghai Stock Exchange. After the initial public offering and listing of A Shares, the ordinary share capital structure of the Company comprises: [•] ordinary shares, including [•] A Shares, accounting for approximately [•]% of the total number of ordinary shares that may be issued by the Company; and 13,877,410,000 H shares, accounting for approximately [•]% of the total number of ordinary shares that may be issued by the

Company.

....

Article 22

....

Upon approval by the securities regulatory authority of the State Council, 10,574,770,378 A Shares will be issued upon initial public offering of the Company and listed on the Shanghai Stock Exchange. After the initial public offering and listing of A Shares, the ordinary share capital structure of the Company comprises: 91,507,138,699 ordinary shares, including 77,629,728,699 A Shares, accounting for approximately 84.83% of the total number of ordinary shares that may be issued by the Company; and 13,877,410,000 H shares, accounting for approximately 15.17% of the total number of ordinary shares that may be issued by the Company.

....

Article 25 The registered capital of the Company is RMB[•].	Article 25 The registered capital of the Company is RMB91,507,138,699.

NOTICE OF EXTRAORDINARY GENERAL MEETING

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on 30 November 2021 at Excemon Beijing Nanyueyuan Hotel, No. 86 South 3rd Ring Road West, Fengtai District, Beijing, PRC for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTION

1.

THAT the Continuing Connected Transactions together with the proposed Annual Caps be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.

SPECIAL RESOLUTION

2.

THAT the amendments to the Articles of Association of the Company be considered and approved; THAT any Director of the Company be and is hereby authorised to undertake actions in his or her opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the amendments to the Articles of Association.

By Order of the Board China Telecom Corporation Limited Wong Yuk Har Company Secretary

Beijing, PRC, 9 November 2021

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

1.	Details of the resolutions stated above are set out in the circular dated 9 November 2021 of the Company (the “Circular”).

2.

The H Share Register of Members of the Company will be closed, for the purpose of determining H Shareholders’ entitlement to attend the EGM, from Wednesday, 24 November 2021 to Tuesday, 30 November 2021 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the EGM, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited, the Company’s H share registrar at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Tuesday, 23 November 2021. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on Tuesday, 30 November 2021 are entitled to attend the EGM.

3.

Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his/her behalf at the EGM. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should read through the Circular.

4.

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to Computershare Hong Kong Investor Services Limited, the Company’s H share registrar (for holders of H Shares) not less than 24 hours before the designated time for the holding of the EGM or any adjournment thereof. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a Shareholder from attending in person and voting at the EGM if he/she so wishes.

5.

Shareholders attending the EGM in person or by proxy shall present their proof of identity. If the attending Shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision-making authority shall present a copy of the relevant resolution of the board of directors or other decision-making authority in order to attend the EGM.

6.	All resolutions proposed at the EGM will be voted by poll.

7.	Shareholders (in person or by proxy) attending the EGM shall be responsible for their own transport and accommodation expenses.

8.

In light of the continuing risks posed by the COVID-19 epidemic, the Company recommends Shareholders appoint the Chairman of the EGM as their proxy to vote according to their indicated voting instructions in lieu of attending the EGM in person.

9.	The English translation of this notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this notice, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Form of proxy for the Extraordinary General Meeting to be held on 30 November 2021 (for holders of H shares)

I/We(Note 1)                      of                      being the registered holder(s) of                      H shares(Note 2) of RMB1.00 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING (Note 3) or                      of                      as my/our proxy to attend and act for me/us at the extraordinary general meeting (and any adjournment thereof) (the “EGM” or “Meeting”) of the said Company to be held at 10:00 a.m. on 30 November 2021 at Excemon Beijing Nanyueyuan Hotel, No. 86 South 3rd Ring Road West, Fengtai District, Beijing, PRC for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Extraordinary General Meeting dated 9 November 2021 (the “Notice of EGM”) and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below(Note 4).

ORDINARY RESOLUTION		FOR(Note 4)	AGAINST (Note 4)	ABSTAIN(Note 4)

1.	THAT the Continuing Connected Transactions together with the proposed Annual Caps be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such Continuing Connected Transactions.

SPECIAL RESOLUTION		FOR(Note 4)	AGAINST (Note 4)	ABSTAIN(Note 4)

2.	THAT the amendments to the Articles of Association of the Company be considered and approved; THAT any Director of the Company be and is hereby authorised to undertake actions in his opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the amendments to the Articles of Association.

Dated this                      day of                      2021                                                                          Signed(Note 6)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT .

4.

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “FOR” . IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED “AGAINST” . IF YOU WISH TO ABSTAIN FROM VOTING, TICK THE APPROPRIATE BOX MARKED “ABSTAIN” . Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of EGM.

5.

The full descriptions of the ordinary resolution and special resolution proposed to be considered and approved at the EGM are set out in the Notice of EGM and the circular dated 9 November 2021, which are also available at the Company’s website www.chinatelecom-h.com.

6.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal entity or other organisation, must be either executed under seal by such legal entity or organisation or under the hand of a legal representative, a director or other person duly authorised to sign the same.

7.	In the case of joint holders of any shares, the one whose name stands first in the register of members shall alone be entitled to attend and vote at the EGM in respect of such shares.
8.

To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company’s H share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. not less than 24 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

9.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
10.

Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

11.

In light of the continuing risks posed by the COVID-19 epidemic, the Company recommends shareholders appoint the Chairman of the Meeting as their proxy to vote according to their indicated voting instructions in lieu of attending the EGM in person.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on 30 November 2021 at Excemon Beijing Nanyueyuan Hotel, No. 86 South 3rd Ring Road West, Fengtai District, Beijing, PRC for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTION

1.

THAT the Continuing Connected Transactions together with the proposed Annual Caps be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such Continuing Connected Transactions.

SPECIAL RESOLUTION

2.

THAT the amendments to the Articles of Association of the Company be considered and approved; THAT any Director of the Company be and is hereby authorised to undertake actions in his or her opinion as necessary or appropriate, so as to complete the approval and/or registration or filing of the amendments to the Articles of Association.

By Order of the Board
China Telecom Corporation Limited Wong Yuk Har
Company Secretary

Beijing, PRC, 9 November 2021

Notes:

1.

Details of the resolutions stated above are set out in the circular dated 9 November 2021 of the Company (the “Circular”). In relation to the special resolution stated above, the Chinese version of the relevant proposed resolution shall prevail as the Articles of Association of the Company are written in Chinese and its English version is an unofficial translation for reference only.

2.

The H Share Register of Members of the Company will be closed, for the purpose of determining H Shareholders’ entitlement to attend the EGM, from Wednesday, 24 November 2021 to Tuesday, 30 November 2021 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the EGM, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited, the Company’s H share registrar at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Tuesday, 23 November 2021. Holders of H Shares who are registered with Computershare Hong Kong Investor Services Limited on Tuesday, 30 November 2021 are entitled to attend the EGM.

3.

Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his/her behalf at the EGM. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should read through the Circular.

4.

To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to Computershare Hong Kong Investor Services Limited, the Company’s H share registrar (for holders of H Shares) not less than 24 hours before the designated time for the holding of the EGM or any adjournment thereof. Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a Shareholder from attending in person and voting at the EGM if he/she so wishes.

5.

Shareholders attending the EGM in person or by proxy shall present their proof of identity. If the attending Shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision-making authority shall present a copy of the relevant resolution of the board of directors or other decision-making authority in order to attend the EGM.

6.	All resolutions proposed at the EGM will be voted by poll.

7.	Shareholders (in person or by proxy) attending the EGM shall be responsible for their own transport and accommodation expenses.

8.

In light of the continuing risks posed by the COVID-19 epidemic, the Company recommends Shareholders appoint the Chairman of the EGM as their proxy to vote according to their indicated voting instructions in lieu of attending the EGM in person.

9.	The English translation of this notice is for reference only, and in case of any inconsistency, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Liu Guiqing and Madam Zhu Min (as the Chief Financial Officer) (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).